Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-249957

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated December 11, 2020 to which it relates, as amended or supplemented, and each document incorporated by reference or deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of ImmunoPrecise Antibodies Ltd. at 3204-4464 Markham Street, Victoria, BC V8Z 7X8, telephone: (250) 483-0308, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS, DATED DECEMBER 11, 2020

New Issue	October 13, 2021

IMMUNOPRECISE ANTIBODIES LTD.

Up to U.S.$50,000,000

Common Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated December 11, 2020 (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) in the capital of ImmunoPrecise Antibodies Ltd. (“ImmunoPrecise” or the “Company”) having an aggregate offering amount of up to U.S.$50,000,000. The Company entered into an At-The-Market Distribution Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Agent”) dated October 13, 2021, pursuant to which the Company may distribute Offered Shares from time to time through the Agent, as agent or as principal. The Offering is being made only in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-249957) (the “Registration Statement”) filed under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), filed with and declared effective by the U.S. Securities and Exchange Commission (the “SEC”). No Offered Shares will be sold under the ATM Agreement in Canada or on the TSX Venture Exchange (the “TSXV”) or any other trading markets in Canada, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering. See “Plan of Distribution”.

The Company’s outstanding common shares (the “Common Shares”) are listed for trading on the TSXV under the trading symbol “IPA” and on the Nasdaq Global Market (“Nasdaq”) under the symbol “IPA”. On October 12, 2021, being the last trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was $7.61 and on Nasdaq was U.S.$6.12. The TSXV has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSXV. Nasdaq has been notified of the Offering. See “Plan of Distribution”.

i

Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only and such sales will only be made by transactions that are deemed to be “at the market offerings” as defined in Rule 415 of the U.S. Securities Act and “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including, without limitation, sales made directly on Nasdaq or on any other existing trading market for the Common Shares in the United States, in negotiated transactions, at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices and/or any other method permitted by law. If the Company and the Agent agree on any method of distribution other than sales of Common Shares through Nasdaq or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by NI 44-102 and/or Rule 424(b) under the U.S. Securities Act. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices to sell the Offered Shares. In this Offering, prices may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement, and there is no minimum amount of funds that must be raised under the Offering. The Offering may terminate after raising only a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

The Company will pay the Agent a commission of 3.0% of the gross sale price of the Offered Shares sold pursuant to the ATM Agreement. In addition, the Company has agreed to reimburse the Agent for certain expenses in connection with the ATM Agreement, as described in “Plan of Distribution.” The net proceeds that the Company will receive from sales of the Offered Shares will vary depending on the number of shares actually sold and the offering price for such shares, but will not exceed U.S.$50,000,000 in the aggregate. See “Use of Proceeds” for how the net proceeds, if any, from sales under this Prospectus Supplement will be used. In connection with the sale of the Offered Shares, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of the Agent will be deemed to be underwriting commissions or discounts. The Agent will only sell the Offered Shares in the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Prospectus.

Neither the Company nor the Agent has authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus or any relevant free writing prospectus prepared by or on behalf of the Company or to which the Company has referred you. Neither the Company nor the Agent take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Company has authorized for use in connection with this Offering, in their entirety before making your investment decision.

Any investment in the Offered Shares involves risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR ANY REGULATORY AUTHORITY NOR HAVE ANY SUCH AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ii

Prospective investors in the United States should be aware that this Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; the financial statements incorporated herein have been prepared in accordance with IFRS and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”. The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that some of its officers and directors may be residents of a foreign country, that some or all of the experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Risk Factors” and “Enforcement of Civil Liabilities”.

Neither the Agent nor any person or company acting jointly or in concert with the Agent may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of Common Shares that would result in the Agent creating an over-allocation position in the securities.

In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$” are to Canadian dollars and references to “U.S.$” are to United States dollars, but most of the figures included in this Prospectus Supplement and the documents incorporated by reference herein, including the Company’s financial statements, are in Canadian dollars. See “Currency and Exchange Rate Information”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Norton Rose Fulbright Canada LLP and on behalf of the Agent by Stikeman Elliott LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Norton Rose Fulbright US LLP and on behalf of the Agent by Lowenstein Sandler LLP.

The Company’s head office is located at 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8 and its registered and records office is located at 1800 – 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.

iii

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein and herein. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference.”

The Company filed the Prospectus with the securities commissions in all Canadian provinces other than Québec in order to qualify the offering of the securities described in the Prospectus in accordance with NI 44-102. The British Columbia Securities Commission issued a receipt dated December 14, 2020 in respect of the Prospectus as the principal regulator under Multilateral Instrument 11-102 – Passport System, and the Ontario Securities Commission also issued a receipt for the Prospectus. The securities commissions in each of Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador are deemed to have issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

This Prospectus Supplement and the accompanying Prospectus are part of the Registration Statement on Form F-10 that has been filed with the SEC under the U.S. Securities Act utilizing the MJDS. The Registration Statement was declared effective by the SEC under the U.S. Securities Act on January 11, 2021 (File no. 333-249957). This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and its securities.

You should only rely on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference herein or therein.

The Company is not offering the Offered Shares in any jurisdiction where the Offering is not permitted by law. This Prospectus Supplement and the accompanying Prospectus must not be used by anyone for any purpose other than in connection with the distribution of Offered Shares under this Offering. The Company does not undertake to update the information contained in this Prospectus Supplement or contained or incorporated by reference in the Prospectus, except as required by applicable securities laws. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Neither the Company nor the Agent have authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus or any relevant free writing prospectus prepared by or on behalf of the Company or to which the Company has referred you. The Company and the Agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Company has authorized for use in connection with this Offering, in their entirety before making your investment decision.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless otherwise noted or the context indicates otherwise, “ImmunoPrecise” and the “Company” refer to ImmunoPrecise Antibodies Ltd., its subsidiaries and, as the case may be, its predecessors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain forward-looking statements and information about the Company within the meaning of applicable Canadian securities legislation, Section 27A of the U.S. Securities Act, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements and information, other than statements or information of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements and information, including, but not limited to statements and information preceded by, followed by, or that include words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intends”, “plan”, “forecast”, “schedule”, “outlook”, or the negative of those words or other similar or comparable words.

Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

•	future financial condition, assets, liabilities (contingent or otherwise), business operations, or prospects of the Company;

•	any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements;

•	capital expenditures;

•	costs and timing of research and development;

•	the Company’s ability to improve the operational and financial performance of its assets;

•	the anticipated Offering and the anticipated use of proceeds from the Offering; and

•

the identification of lead candidate antibodies with highly potent neutralizing activity in vitro, which are being manufactured for further testing and possible inclusion in the Company’s PolyTope™ mAb Therapy Program to combat the COVID-19 pandemic.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future performance, achievement or other realities to differ materiality from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance, achievement or realities. Although the forward-looking statements and information contained in this Prospectus, together with the documents incorporated by reference herein and therein, reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements and information. A number of risks and factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements and information. Such risks and factors include, but are not limited to, the following:

•	negative operating cash flow;

•	the financial position of the Company and its potential need for additional liquidity and capital in the future;

•	the success of any of the Company’s current or future strategic alliances;

•	the Company may become involved in regulatory or agency proceedings, investigations and audits;

•

the Company may be subject to litigation in the ordinary course of its business, including, but not limited to, in connection with its operations or pursuant to the terms of any of its commercial agreements;

•	the ability of the Company to obtain, protect and enforce patents on its technology and products;

•	risks associated with applicable regulatory processes;

•	the ability of the Company to achieve publicly announced milestones;

•	the effectiveness of the Company’s business development and marketing strategies;

•	the competitive conditions of the industry in which the Company operates;

•	market perception of smaller companies;

•	the Company cannot assure the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies;

•	the ability of the Company to manage growth;

•	the selection and integration of acquired businesses and technologies;

•	the Company may lose clients;

•	any reduction in demand;

•	any reduction or delay in government funding of R&D;

•	costs of being a public company in the United States;

•	the Company may fail to meet the delivery and performance requirements set forth in client contracts;

•	the Company may become subject to patent and other intellectual property litigation;

•	the Company’s dependence upon key personnel;

•	risks associated with the SARS-CoV-2 (“COVID-19”) pandemic;

•	the Company may not achieve sufficient brand awareness;

•	the Company’s directors and officers may have interests which conflict with those of the Company;

•	the outsourcing trend in non-clinical discovery stages of drug discovery;

•	the Company’s products, services and expertise may become obsolete or uneconomical;

•	the effect of global economic conditions;

•	the Company has a limited number of suppliers;

•	the Company may become subject to liability for risks against which it cannot insure;

•	clients may restrict the Company’s use of scientific information;

•	the Company may experience failures of its laboratory facilities;

•	any contamination in laboratory animal populations;

•	any unauthorized access into information systems;

•	prospective investors’ ability to enforce civil liabilities;

•	the Company’s status as a foreign private issuer;

•	exposure to foreign exchange rates;

•	the effects of future sales or issuances of any equity securities or debt securities;

•	the market price of the Common Shares may experience volatility;

•	the Company will maintain discretion in the use of proceeds of any offering of securities;

•	the Company has not declared or paid any dividends on the Common Shares and does not intend to do so in the foreseeable future;

•	a liquid market for the Common Shares may not develop; and

•	the ability of the Company to hire and retain employees and consultants.

Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Further, any forward-looking statements and information contained herein are made as of the date of this Prospectus Supplement and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statement or information. Accordingly, readers should not place undue reliance on forward looking statements and information contained in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein and therein. All forward-looking statements and information disclosed in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, are qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference in the accompanying Prospectus only for the purpose of the distribution of the Offered Shares under the Offering.

The following documents filed by the Company with the securities commission or similar regulatory authority in certain provinces of Canada are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

•	the condensed interim consolidated financial statements for the three months ended July 31, 2021 and 2020, dated as of September 8, 2021;

•	the management’s discussion and analysis of financial condition and results of operations for the three months ended July 31, 2021;

•	the annual information form for the fiscal year ended April 30, 2021, dated as of July 27, 2021 (the “AIF”);

•	the audited annual consolidated financial statements for the fiscal years ended April 30, 2021 and 2020, together with the notes thereto and the auditor’s reports thereon;

•	the management’s discussion and analysis of financial condition and results of operations for the fiscal year ended April 30, 2021; and

•	the management information circular dated October 20, 2020, distributed in connection with the annual general and special meeting of shareholders held on November 20, 2020.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material change reports) filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the distribution of the Common Shares hereunder will be deemed to be incorporated by reference in the Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this Offering. These documents will include any documents of the type referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements, all management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements and all business acquisition reports filed by the Company subsequent to the date of this Prospectus Supplement and prior to the termination of the distribution under this Prospectus Supplement. To the extent that the Company files any additional prospectus supplements disclosing additional or updated information relating to the distribution of the Offered Shares with securities commissions or similar authorities in the relevant provinces of Canada after the date of this Prospectus Supplement and prior to the termination or completion of the distribution of the Common Shares hereunder, such additional prospectus supplements shall be deemed to be incorporated by reference into the Prospectus.

In addition, any such documents which are filed on Form 40-F with, or (if and to the extent expressly provided) furnished on Form 6-K to, the SEC after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference in the Prospectus, this Prospectus Supplement and the Registration Statement, of which the Prospectus and this Prospectus Supplement form part. In addition, the Company may incorporate by reference into the Prospectus or the Registration Statement on Form F-10 that contains this Prospectus Supplement other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

Copies of the documents incorporated by reference in the Prospectus, as supplemented by this Prospectus Supplement, may be obtained on request without charge from the Corporate Secretary of the Company at 3204-4464 Markham Street, Victoria, BC V8Z 7X8, telephone: (250) 483-0308, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

Any statement contained in this Prospectus Supplement, in the accompanying Prospectus, or in a document (or part thereof) incorporated or deemed to be incorporated by reference therein or herein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement or the accompanying Prospectus, to the extent that a statement contained herein or therein, or in any subsequently filed document (or part thereof) which also is, or is deemed to be, incorporated by reference in the this Prospectus Supplement or the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this Prospectus Supplement, and the Company disclaims any such incorporation by reference.

MARKET AND INDUSTRY DATA

This Prospectus Supplement, the accompanying Prospectus and certain of the documents incorporated by reference herein and therein contain market and industry data obtained from a combination of third-party sources and the estimates of management of the Company. Although management believes that these third-party sources and the estimates of management are reliable, the accuracy and completeness of such data is not guaranteed and has not been verified by any independent sources. Market and industry data, including estimates and projections relating to size of market and market share, is inherently imprecise and cannot be verified due to limitations in the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations inherent in any market research or other survey. Management’s estimates are based on internal research, its knowledge of the relevant market and industry and extrapolations from third-party sources. While the Company is not aware of any misstatements regarding the market and industry data presented in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein and therein, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under “Cautionary Statement Regarding Forward-Looking Statements”. The Company has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

CURRENCY AND EXCHANGE RATE INFORMATION

The Company reports in Canadian dollars and the maximum aggregate amount of the Offering is stated in United States dollars. All references to “$” or “Canadian dollars” included or incorporated by reference in this Prospectus refer to Canadian dollar values while references to “U.S.$” are to United States dollars. The Company’s financial statements are prepared in Canadian dollars. The following table sets forth, for each of the periods indicated, the average daily exchange rate on the last day of the period of one Canadian dollar in exchange for U.S. dollars using information provided by the Bank of Canada. The average daily exchange rate as reported by the Bank of Canada on October 12, 2021, was $1.00 = U.S.$0.8025.

	Years Ended April 30,
	2019		2020		2021
Average Daily Exchange Rate	U.S.$	0.7593	U.S.$	0.7487	U.S.$	0.7649

ENFORCEMENT OF CIVIL LIABILITIES

ImmunoPrecise is a corporation organized under the laws of the Province of British Columbia. Some of ImmunoPrecise’s directors reside in Canada, and a substantial portion of ImmunoPrecise’s assets and all or a substantial portion of the assets of these persons are located outside the United States.

Each of Jennifer Bath, James Kuo, and Brian Lundstrom, directors of the Company, and Lisa Helbling, Chief Financial Officer of the Company, reside outside of Canada and, accordingly, have appointed BHT Management Inc., 510 West Georgia Street, Suite 1800, Vancouver, British Columbia V6B 0M3, Attention: Janet Grove, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of the directors referred to above. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

ImmunoPrecise filed with the SEC, concurrently with the Registration Statement of which the Prospectus and this Prospectus Supplement form part, a Form F-X, appointing ImmunoPrecise Antibodies (USA), Ltd., 4837 Amber Valley Parkway, Suite 11, Fargo, ND 58104, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving ImmunoPrecise in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

WHERE YOU CAN FIND MORE INFORMATION

ImmunoPrecise is subject to the full information requirements of the securities commissions or similar regulatory authorities in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that ImmunoPrecise files with the Canadian provincial securities commissions or similar regulatory authorities. These filings are also electronically available on SEDAR at www.sedar.com. Except as expressly provided herein, documents filed on SEDAR are not, and should not be considered, part of this Prospectus Supplement or the Prospectus. ImmunoPrecise has filed with the SEC under the U.S. Securities Act the Registration Statement relating to the Common Shares being offered hereunder, of which the Prospectus and this Prospectus Supplement form part. The Prospectus and this Prospectus Supplement do not contain all of the information set out in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from the Prospectus and this Prospectus Supplement but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

ImmunoPrecise is also subject to periodic reporting and other informational requirements of the U.S. Exchange Act as applicable to “foreign private issuers” and files reports with the SEC under MJDS. Accordingly, ImmunoPrecise is required to file reports, including annual reports on Form 40-F, and other information with the SEC. ImmunoPrecise is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act. As such, ImmunoPrecise is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and ImmunoPrecise’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in section 16 of the U.S. Exchange Act. ImmunoPrecise’s reports and other information filed or furnished with or to the SEC are available on EDGAR at www.sec.gov.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with, the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus.

Issuer	ImmunoPrecise Antibodies Ltd.

Securities Offered	Common Shares having an aggregate offering amount of up to U.S.$50,000,000.

Manner of Offering	Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus will be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 of the U.S. Securities Act and “at-the-market distributions” as defined in NI 44-102, including, without limitation, sales made directly on Nasdaq or on any other existing trading market for the Common Shares in the United States, in negotiated transactions, at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices and/or any other method permitted by law. No Offered Shares will be sold in Canada, on the TSXV or on other trading markets in Canada as at-the-market distributions or otherwise. See “Plan of Distribution”.

Use of Proceeds	The net proceeds from the Offering, to the extent raised, are expected to be used by the Company primarily to support the growth and development of the Company’s existing operations as well as working capital and general corporate purposes. See “Use of Proceeds”.

Risk Factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Listing	The TSXV has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSXV. Nasdaq has been notified of the Offering. See “Plan of Distribution”.

Tax Considerations	Purchasing the Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and accompanying Prospectus and consult with their tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”.

Trading Symbols	Nasdaq: IPA

TSXV: IPA

IMMUNOPRECISE ANTIBODIES LTD.

The following is a summary of information relating to the Company and does not contain all the information about the Company that may be important to you. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, the Company encourages you to read and carefully consider the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in the Prospectus. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

The Company is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company clients in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput technologies to its clients, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes.

The Company offers comprehensive support to its clients which may include customized, computational project design, antigen preparation, an on-site vivarium, immunization services, high-throughput discovery platforms, functional antibody testing, lead candidate selection, antibody optimization, antibody engineering and manufacturing, all under one contract.

The Company believes that its experience, innovation, technologies, scientific rigor, and focus on producing quality products, provides a unique experience in one-stop service offerings, and assists the Company in its aim to reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development.

Services

The Company’s services include, but are not limited to, custom antigen modeling, design and manufacturing; proprietary B cell sorting, screening and sequencing; custom, immune and naïve phage display library production and screening; hybridoma production with multiplexed, high-throughput screening and clone-picking; expertise with transgenic animals and multi-species antibody discovery; antibody characterization studies such as affinity measurements, functional assays, epitope mapping and binning; bi-specific, tri-specific, single domain (such as variable domain of the heavy chain “VHH”, and variable new antigen receptor “VNAR” (shark)) antibody manufacturing; DNA synthesis and cloning, protein and antibody downstream processing with purification of protein in gram scale levels including characterization and validation; antibody engineering; transient and stable cell line generation; antibody optimization and humanization; and cryopreservation.

The Company’s wholly-owned subsidiaries, IPA (Canada) Ltd. (“IPA Canada”) and IPA (Europe) B.V. (“IPA Europe”, (consisting of the former ModiQuest Research B.V. and U-Protein Express B.V., owned indirectly by the Company, through ImmunoPrecise Netherlands B.V.), have both been designated as approved contract research organizations (a “CRO”) for leading, transgenic animal platforms producing human antibodies, along with protein manufacturing. Through IPA Canada and IPA Europe, the Company has made strategic investments in R&D activities to develop proprietary technologies enabling the application of its B cell Select™ and DeepDisplay™ platforms to a broad range of transgenic animal species and strains.

Operations of the Company

The Company’s operations are based in Utrecht and Oss, the Netherlands, Victoria, British Columbia, and Fargo, North Dakota.

The Company’s global management, operating out of North America and Europe, is responsible for all global oversight into pipeline development, finances and accounting, sales and marketing, investor communications, and information technology.

The Company’s head office is located in Victoria, British Columbia. The headquarters for the US operations is based in Fargo, North Dakota and allows the Company to take advantage of a US location that has a significant and diverse economy with a strong history of supporting global life science companies. The site in Fargo was opened in 2018 and serves as the address of ImmunoPrecise Antibodies (ND) Ltd. and ImmunoPrecise Antibodies (USA) Ltd. and offers the potential for future growth plans in the United States.

IPA Canada operates from Victoria, British Columbia, performing custom antibody generation since its inception. The Company has sought to increase its capabilities at its Victoria location by adding equipment for protein purification and measuring protein binding kinetics, enlarging the vivarium, and further developing and improving technologies such as its B cell Select™ platform.

Since the acquisitions of U-Protein Express (“UPE”) and ModiQuest Research (now together named IPA Europe), the Company has focused on optimizing its cutting-edge technologies to support the development of novel therapeutic antibodies, bringing an expanded array of capabilities to partners in Europe, North America and the rest of the world. The former ModiQuest Request team located in Oss added, among others, in-depth expertise in in vitro antibody phage library generation, screening as well as antibody characterisation and engineering including humanization and developability analysis to the Company’s extensive service portfolio.

As of January 1, 2021, UPE merged with IPA Europe to form one legal entity. The former UPE team continues its operations in the biotechnology hub of Utrecht, and has been operating in the recombinant protein community for close to twenty years. IPA’s Utrecht site specializes in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types, using the proprietary expression platform rPEx™. Their operations have enabled the successful support of over five thousand different programs for pharmaceutical and biotechnology industries as well as leading, academic institutions.

Research and Development

CRO services are the main focus of the Company’s business activities, though it also continues to develop an intellectual property portfolio of proprietary methods and physical assets through collaborations, acquisitions and in-licensing. The Company has invested strategically in the development and licensing of antibody technologies and related intellectual property assets. These investments have been accompanied by internal discovery programs focused on novel therapeutic antibodies and vaccines in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, atherosclerosis, and COVID-19. These programs diversify the nature of opportunities by which pharmaceutical partners may choose to engage the Company by enabling the in-licensing or sale of later-stage assets and COVID-19.

In 2019, the Company formed Talem Therapeutics (“Talem”), based in Cambridge, Massachusetts, to support its internal and partnered therapeutic discovery programs, which includes a license for the use of Ligand Pharmaceuticals’ OmniAb® transgenic animals pursuant to a commercial platform license and services agreement dated October 30, 2019. Talem has the right to discover, develop and partner fully human antibodies from these animals. Talem offers strategic and selective partnerships with pharma companies using OmniAb transgenic animals or its alternative therapeutic antibody discovery capabilities. The ability for investors to support individual assets or portfolios generates an asymmetrical opportunity for investments, while avoiding Company shareholder dilution. The depth and speed of the offerings enable Talem to customize each program and leverages the Company’s expertise and technologies in the antibody discovery.

Corporate Information

The Company’s registered and records office is located at 1800 – 510 West Georgia Street, Vancouver, British Columbia V6B 0M3 and its head office is located at 3204 – 4464 Markham Street, Victoria, British Columbia,

Canada V8Z 7X8. The Company’s website address is www.immunoprecise.com. Information contained on, or accessible from, the Company’s website does not constitute part of this Prospectus Supplement or the Prospectus.

RECENT DEVELOPMENTS

On October 7, 2021, the Company and the Pierre Fabre pharmaceutical group announced that Talem and Pierre Fabre had entered into a multi-year, multi-target research collaboration with the goal to discover and develop therapeutics antibodies for up to nine targets. This strategic collaboration is expected to help expand Talem’s portfolio of novel antibodies across oncology.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 of the U.S. Securities Act and “at-the-market distributions” as defined in NI 44-102, including sales made by the Agent directly on the Nasdaq or any other existing trading market for the Common Shares in the United States. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” or “at the market offering” represent the gross proceeds after deducting the applicable compensation payable to the Agent under the ATM Agreement and the expenses of the Offering. The proceeds actually received by the Company will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. See “Plan of Distribution”.

The net proceeds from the Offering, to the extent raised, are expected to be used by the Company primarily to support the growth and development of the Company’s existing operations as well as working capital and general corporate purposes including, but not limited to, the advancement of assets in its subsidiary, Talem, including its internal and partnered therapeutic discovery programs and antibody programs it has in its pipeline, as well as possible mergers and acquisitions and research and development activities that enhance or add scientific capabilities and related technologies.

Although the Company intends to apply the proceeds to the objectives set forth above, there may be circumstances where, for business reasons, a reallocation of funds may be deemed prudent or necessary and the ultimate use of proceeds may vary materially from that set forth above. Accordingly, management of the Company will have significant discretion and flexibility in applying the net proceeds from the sale of Offered Shares. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

The following table sets out the Company’s consolidated capitalization as at (i) July 31, 2021; and (ii) July 31, 2021, as adjusted to give effect to this Offering, assuming (i) the sale of U.S.$50,000,000 of Offered Shares at an average sales price of U.S.$6.12 per Common Share, (ii) payment of a commission in the amount of 3.0% of gross sales under the Offering, and (iii) payment of expenses of the Offering in the amount of U.S.$325,000. The table should be read in conjunction with the condensed interim consolidated financial statements for the three months ended July 31, 2021 and 2020, along with the related notes thereto and the associated management’s discussion and analysis incorporated by reference in this Prospectus Supplement.

	As at July 31, 2021
	Before giving effect to the Offering (unaudited)	As adjusted, after giving effect to the Offering (1) (unaudited)
Total Common Shares Outstanding	19,269,338	27,439,272
Total Warrants Outstanding	878,300	878,300
Total Finder’s Warrants Outstanding	174,694	174,694
Total Options Outstanding	1,501,150	1,501,150
Convertible Debentures Payable	$1,341,545	$1,341,545

Notes

(1)

On November 23, 2020 the Company effected a consolidation of its Common Shares on the basis of one (1) post-Consolidation Common Share for every five (5) issued and outstanding Common Shares (the “Consolidation”). All references to Common Shares, including those issuable on the exercise of convertible securities, in the table above as adjusted for the Offering are disclosed on a post-Consolidation basis. As of the date of this Prospectus Supplement, after giving effect to the Consolidation, there were 19,347,190 Common Shares issued and outstanding.

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since July 31, 2021, except as follows:

•	the issuance of 55,500 Common Shares (on a post-consolidation basis) upon the exercise of 55,500 options;

•	the issuance of 22,352 Common Shares (on a post-consolidation basis) upon the conversion of debentures.

See also “Prior Sales”.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Each Common Share entitles the holder thereof to one vote at any meeting of shareholders. The holders of Common Shares are entitled to receive if, as and when declared by the Company’s board of directors, dividends in such amounts as shall be determined by the board of directors. The holders of Common Shares have the right to receive the Company’s remaining property and assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The authorized capital of the Company consisted of an unlimited number of Common Shares without par value, of which 19,347,190 are issued and outstanding as of the date of this Prospectus Supplement. A summary of the material attributes of the Common Shares is set out in the Prospectus under the heading “Description of Common Shares”.

PLAN OF DISTRIBUTION

This Prospectus Supplement qualifies the distribution of the Offered Shares from Canada to the United States. The Agent will not conduct any solicitations or advertising activities in Canada in connection with the Offering. No Offered Shares will be sold to Canadian purchasers.

The Offering

The Company has entered into the ATM Agreement with the Agent pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to U.S.$50,000,000 from time to time through the Agent. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415 of the U.S. Securities Act and an “at-the-market distribution” as defined in NI 44-102, including, without limitation, sales made directly on Nasdaq or on any other existing trading market for the Common Shares in the United States, in negotiated transactions, at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices and/or any other method permitted by law. If the Company and the Agent agree on any method of distribution other than sales of Common Shares through Nasdaq or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by NI 44-102 and/or Rule 424(b) under the U.S. Securities Act. Pursuant to the terms of the ATM Agreement, the Company may also sell Offered Shares to the Agent as principal for its own account at a price agreed upon at the time of sale.

The Company will designate the maximum amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. The Company may instruct the Agent not to sell the Offered Shares if the sales cannot be effected at or above the price designated by the Company from time to time. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the ATM Agreement. No Offered Shares will be sold in Canada, on the TSXV or on other trading markets in Canada as at-the-market distributions or otherwise. The Company or the Agent may suspend the offering of Offered Shares at any time and from time to time by providing notice in accordance with and subject to conditions set out in the ATM Agreement.

Neither the Company nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSXV or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada.

The offering of Offered Shares pursuant to the ATM Agreement will terminate upon the earlier of the sale of all of the securities offered hereunder, and the termination of the ATM Agreement as permitted therein. The Company has the right to terminate the provisions of the ATM Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon 10 business days’ written notice to the Agent as specified in the ATM Agreement, and the Agent may terminate the ATM Agreement or the provisions thereof relating to solicitations of offers to purchase Offered Shares under the circumstances specified in the ATM Agreement. All expenses relating to the Offering and any compensation paid to the Agent will be paid out of the proceeds from the sale of Offered Shares.

This Prospectus Supplement and the accompanying Prospectus in electronic format may be made available on a website maintained by the Agent, and the Agent may distribute this Prospectus Supplement and the accompanying Prospectus electronically.

It is expected that the completion of the Offering will constitute a material fact or material change in the affairs of the Company.

Commissions and Expenses

The Company will pay the Agent a cash commission of 3.0% of the gross sale price of the Offered Shares sold pursuant to the ATM Agreement. The Company estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities and the Company’s counsel and its auditors, but excluding compensation payable to the Agent under the terms of the ATM Agreement) will be approximately U.S.$325,000. Subject to compliance with FINRA Rule 5110(f), the Company has also agreed to reimburse the Agent for certain specified expenses, including the fees and disbursements of its legal counsel in an amount not to exceed U.S.$75,000. There is no arrangement for funds to be received in escrow, trust or similar arrangement.

Right of First Refusal

Pursuant to an engagement letter entered into by the Company and the Agent in connection with the bought deal offering of Common Shares which the Company closed on February 8, 2021 (the “Bought Deal Offering”), the Agent was granted a right of first refusal to act as sole book-running manager, sole underwriter or sole placement agent in connection with any public offering (including at-the-market facilities), private placement, or other capital-raising financing of equity or equity-linked securities using an underwriter or placement agent within 12 months of the consummation of the Bought Deal Offering. The Agent’s right of first refusal has not been extended in connection with this Offering and will expire on February 8, 2022.

Indemnification

The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the U.S. Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Agent may be required to make in respect of such liabilities.

Regulation M

The Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the U.S. Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the U.S. Securities Act. The Agent will be required to comply with the requirements of the U.S. Securities Act and the U.S. Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the U.S. Exchange Act. These rules and regulations may limit the timing of purchases and sales of the Company’s securities by the Agent. Under these rules and regulations, the Agent may not (i) engage in any stabilization activity in connection with the Company’s securities and (ii) bid for or purchase any of the Company’s securities or attempt to induce any person to purchase any of the Company’s securities, other than as permitted under the U.S. Exchange Act, until it has completed its participation in the distribution.

Other Relationships

The Agent and/or its affiliates may in the future provide various investment banking, commercial banking and other financial services in the ordinary course of business for the Company and its affiliates, for which services they may in the future receive customary fees and commissions.

In addition, in the ordinary course of its business activities, the Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. The Agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Listing

The TSXV has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSXV. Nasdaq has been notified of the Offering. See “Plan of Distribution”.

Delivery of Securities

Settlement for sales of the Offered Shares are expected to occur on the second business day following the date on which any sales are made, or on such earlier date as is industry practice for regular-way trading, in return for payment of the net proceeds to the Company. Sales of Offered Shares in the United States will be settled through the facilities of The Depositary Trust Company or by such other means as the Company and the Agent may determine.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares offered by this Prospectus Supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

RISK FACTORS

An investment in the Offered Shares is subject to a number of risks that should be carefully considered by a prospective investor. Before deciding whether to invest in the Offered Shares, prospective investors should carefully consider, in light of their own financial circumstances, the risk factors and other information described in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein, including the AIF. See “Documents Incorporated by Reference” in this Prospectus Supplement and under “Risk Factors—Risks Related to the Securities of the Company” in the Prospectus. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future. The risks described in the Prospectus and the documents incorporated by reference herein and therein also include forward-looking statements and the Company’s actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

While investors should review all of the risk factors in the Company’s AIF, the accompanying Prospectus, and the documents incorporated by reference herein and therein, investors should pay particular attention to the following risk factors, certain of which have been repeated given the materiality of these risks to the Company’s ongoing plan of operations:

There can be no assurance of an active or liquid trading market for the Common Shares.

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.

There is no certainty regarding the net proceeds from the Offering.

There is no certainty that U.S.$50,000,000 will be raised under the Offering. The Agent has agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The Company will have broad discretion regarding use of proceeds, and may not use the proceeds effectively.

Management will have broad discretion in the application of the net proceeds of the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend the net proceeds of the Offering in ways that do not improve the Company’s results of operations or enhance the value of the Offered Shares. Failure to apply the funds effectively could have a material adverse effect on the Company’s business and cause the price of the Offered Shares to decline. In addition, the Company may require funds beyond the net proceeds of the Offering in order to achieve its business objectives, even if all of the Offered Shares are sold. There is no assurance that the Company will be able to sell the full amount of the Offered Shares or otherwise raise these additional funds when required. At the date of this Prospectus Supplement, the Company intends to use the net proceeds from the Offering as described under the heading “Use of Proceeds”. However, the Company’s needs may change as the business and the industry the Company addresses evolve. As a result, the net proceeds to be received in the Offering may be used in a manner significantly different from the Company’s expectations.

The Offered Shares will be sold in “at-the-market” distributions, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales made at prices lower than the prices they paid.

The Offered Shares may experience price and volume volatility and the market price for the Offered Shares may drop below the price you paid.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Offered Shares, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell the Offered Shares at or above their acquisition cost.

Resales of the Offered Shares in the public market during this Offering by the Company’s shareholders may cause the market price of the Offered Shares to fall.

The issuance of the Offered Shares could result in resales of Common Shares by current shareholders concerned about the potential dilution in their holdings. Sales of substantial amounts of the Offered Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Offered Shares. A decline in the market prices of the Offered Shares could impair the Company’s ability to raise additional capital through the sale of securities.

There may be future sales or other dilution of the Company’s equity, which may adversely affect the market price of the Common Shares.

The Company is generally not restricted from issuing additional Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of the Common Shares could decline as a result of sales of Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares after this Offering or the perception that such sales could occur.

If the Company is, or becomes, a “passive foreign investment company,” adverse U.S. federal income tax consequences may result for U.S. Holders of the Offered Shares.

The Company believes that it was not classified as a passive foreign investment company (“PFIC”) for its prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year. The Company has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company is not, nor will it become, a PFIC for any tax year during which U.S. Holders own Offered Shares.

If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences. This risk factor is qualified in its entirety by the discussion below under the heading “Certain Material U.S. Federal Income Tax Considerations”. Each U.S. Holder should consult its own tax advisor regarding the PFIC rules and the tax consequences of the acquisition, ownership, and disposition of the Offered Shares.

PRIOR SALES

During the 12-month period before the date of this Prospectus, the Company completed the following issuances of Common Shares:

Common Shares

Date of Issuance	Aggregate Number and Type of Securities Issued(1)	Price per Security
August 24, 2021(3)	2,000 Common Shares		$5.05
August 16, 2021(2)	17,647 Common Shares		$4.25
August 12, 2021(3)	3,500 Common Shares		$5.05
August 10, 2021(2)	4,705 Common Shares		$4.25
August 3, 2021(3)	50,000 Common Shares		$3.85
July 29, 2021(2)	35,294 Common Shares		$4.25
July 29, 2021(4)	1,000 Common Shares		$3.50
June 10, 2021(2)	17,646 Common Shares		$4.25
June 10, 2021(3)	3,000 Common Shares		$5.00
May 18, 2021(3)	500 Common Shares		$5.05
May 10, 2021(4)	1,194 Common Shares		$3.50
May 3, 2021(5)	41,488 Common Shares		$12.13
April 7, 2021(2)	31,764 Common Shares		$4.25
April 7, 2021(4)	15,000 Common Shares		$3.50
April 7, 2021(3)	3,000 Common Shares		$5.05
March 24, 2021(3)	20,000 Common Shares		$5.00
March 18, 2021(2)	2,352 Common Shares		$4.25
March 18, 2021(4)	18,100 Common Shares		$3.50
March 1, 2021(3)	15,000 Common Shares		$5.00
March 1, 2021(3)	5,000 Common Shares		$5.05
February 23, 2021(2)	23,529 Common Shares		$4.25
February 16, 2021(3)	3,000 Common Shares		$5.05
February 10. 2021(4)	49,500 Common Shares		$3.50
February 10, 2021(3)	5,000 Common Shares		$5.00
February 10. 2021(7)	242,443 Common Shares	U.S.$	13.45
February 8. 2021(6)	1,616,293 Common Shares	U.S.$	13.45
January 21, 2021(4)	2,800 Common Shares		$3.50
January 21, 2021(2)	4,764 Common Shares		$4.25
January 19, 2021(3)	7,000 Common Shares		$5.05
January 12, 2021(3)	1,000 Common Shares		$5.05
January 11, 2021(4)	22,500 Common Shares		$3.50
January 8, 2021(2)	30,529 Common Shares		$4.25
January 4, 2021(2)	14,117 Common Shares		$4.25
December 31, 2020(5)	135,408 Common Shares		$5.00
December 24, 2020(2)	20,000 Common Shares		$4.25
December 22, 2020(2)	4,705 Common Shares		$4.25
December 18, 2020(5)	67,770 Common Shares		$5.00
December 11, 2020(4)	29,217 Common Shares		$3.50
December 11, 2020(2)	17,676 Common Shares		$4.25
October 27, 2020(2)	58,822 Common Shares		$0.84
October 23, 2020(3)	15,500 Common Shares		$1.01
October 22, 2020(4)	126,000 Common Shares		$1.25
October 21, 2020(4)	761,000 Common Shares		$1.25

Date of Issuance	Aggregate Number and Type of Securities Issued(1)	Price per Security
October 20, 2020(4)	125,000 Common Shares	$1.25
October 9, 2020(4)	26,000 Common Shares	$1.25
October 6, 2020(2)	223,529 Common Shares	$0.85
October 5, 2020(3)	22,500 Common Shares	$1.01
October 5, 2020(2)	58,823 Common Shares	$0.85
October 2, 2020(3)	5,000 Common Shares	$1.01
September 25, 2020(4)	87,500 Common Shares	$1.25
September 24, 2020(4)	127,500 Common Shares	$1.25
September 23, 2020(4)	492,346 Common Shares	$1.25
September 23, 2020(4)	50,000 Common Shares	$0.70
September 22, 2020(4)	3,425,000 Common Shares	$1.25
September 21, 2020(4)	800,000 Common Shares	$1.25
September 21, 2020(2)	76,470 Common Shares	$0.85

Notes

(1)	On November 23, 2020 the Company effected the Consolidation. All issuances of Common Shares listed in the table above dated prior to November 23, 2020 are disclosed on a pre-Consolidation basis.
(2)	Common Shares issued upon conversion of debentures.
(3)	Common Shares issued upon exercise of options.
(4)	Common Shares issued upon exercise of warrants.
(5)	Common Shares issued in connection with deferred payment obligation. See “Description of Common Shares—Deferred Share Issuances” in the Prospectus.
(6)	Issued in connection with the February 8, 2021 short form prospectus offering of 1,616,293 Common Shares.
(7)	Issued in connection with the February 8, 2021 short form prospectus offering over-allotment of 242,443 Common Shares.

Options

Date of Issuance	Aggregate Number and Type of Securities Issued	Exercise Price per Security
January 6, 2021	25,000 Options(1)		$20.30
January 6, 2021	238,000 Options(2)		$20.30
May 9, 2021	10,000 Options(3)	U.S.$	7.72
June 13, 2021	43,750 Options(4)	U.S.$	7.14

Notes

(1)

Options to purchase Common Shares. One-quarter of the options will vest three months after the grant date, one-quarter six months after the grant date, one-quarter nine months after the grant date, and one-quarter twelve months after the grant date.

(2)	Options to purchase Common Shares. One-third of the options will vest six months after the grant date, one-third twelve months after the grant date, and one-third eighteen months after the grant date.
(3)	Options to purchase Common Shares. One-third of the options will vest one year after the grant date, one-third two years after the grant date, and one-third three years after the grant date.
(4)	Options to purchase Common Shares. The options vested on June 13, 2021.

Finder’s Warrants

Date of Issuance	Aggregate Number and Type of Securities Issued		Exercise Price per Security		Expiry Date
February 8, 2021	113,139	(1)	U.S.$	16.81	February 3, 2026
February 10, 2021	16,972	(2)	U.S.$	16.81	February 3, 2026

Notes

(1)	Finder’s Warrants issued in connection with the February 8, 2021 public offering of 1,616,293 Common Shares.
(2)	Finder’s Warrants issued in connection with the February 8, 2021 public offering over-allotment of 242,443 Common Shares.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “IPA” and on Nasdaq under the symbol “IPA”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSXV and Nasdaq during the 12 months preceding the date of this Prospectus Supplement:

TSXV

	Price Range
	High	Low	Volume
2021
October 1-12	$7.89	$7.35	268,475
September	$9.48	$7.64	684,250
August	$10.93	$7.88	1,231,898
July	$13.35	$6.39	4,605,758
June	$9.55	$7.40	609,101
May	$11.90	$8.23	741,913
April	$17.15	$11.45	701,425
March	$18.03	$10.76	1,338,032
February	$23.89	$16.22	1,609,603
January	$22.26	$16.75	1,240,276

2020
December	$26.25	$9.13	2,479,804
November 23-30(1)	$11.60	$8.71	318,829
November 1-20	$2.26	$1.51	6,604,205
October	$2.92	$2.12	6,991,605

Notes

(1)	The Company effected the Consolidation on November 23, 2020 and the Common Shares commenced trading on the TSXV on a post-Consolidation basis effective at the opening of trading on that day.

Nasdaq

	Price Range
	High (U.S.)	Low (U.S.)	Volume
2021
October 1-12	$6.27	$5.84	919,547
September	$7.53	$6.04	1,848,762
August	$8.35	$6.21	7,655,372
July	$16.47	$5.05	139,695,260
June	$7.94	$5.95	1,141,250
May	$9.85	$6.64	1,138,143
April	$13.84	$8.76	2,246,116
March	$14.27	$8.55	1,612,624
February	$19.00	$12.73	4,010,763
January	$18.48	$13.17	1,053,082

2020
December 30-31(1)	$33.34	$13.17	225,094

Notes

(1)	The Common Shares commenced trading on Nasdaq on December 30, 2020.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

This summary does not apply to a purchaser who acquires as beneficial owner Common Shares pursuant to the Offering and who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with the Company or the Agent, and acquires and holds the Offered Shares as capital property (a “Holder”) (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, a “synthetic equity agreement,” “synthetic equity arrangement,” or a “specified synthetic equity arrangement”, as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act and the Regulations in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a company resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a company resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their Canadian tax advisors with respect to the consequences of acquiring Common Shares.

In general, for the purpose of the Tax Act, all amounts not otherwise expressed in Canadian dollars must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Offered Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other Canadian securities held by such person, treated as capital property. Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on an Offered Share by a Resident Holder will be included in computing the Resident Holder’s income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Company designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income.

Disposition of Offered Shares

Upon a disposition or a deemed disposition of an Offered Share (other than in a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The cost to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Offered Shares of the Company owned by the Resident Holder as capital property at that time, if any.

One half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Offered Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares. If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada.

This part of the summary is not applicable to a Non-Resident Holder whose Offered Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Offered Shares are listed on a designated stock exchange (which includes the TSXV and Nasdaq) at a particular time, the Offered Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless, at any time during the five year period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of the Company’s capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) Canadian resource properties, (c) timber resource properties, and (d) options in respect of any such property, all for purposes of the Tax Act. A Non-Resident Holder’s Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act. Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by the Company to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident

Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the U.S. for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Offered Shares.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (defined below) under present U.S. federal income tax laws of the acquisition, ownership, and disposition of the Offered Shares. For purposes of this discussion, a “U.S. Holder” generally means a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes, any of the following:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”), and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular U.S. Holder in light of that U.S. Holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular U.S. Holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations;

•	banks, thrifts, and other financial institutions;

•	brokers or dealers in securities or currencies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons that hold Offered Shares as part of a straddle, hedge, appreciated financial position, conversion transaction or other risk reduction strategy;

•	persons that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code;

•	persons liable for alternative minimum tax or the Medicare tax on net investment income;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•	mutual funds, grantor trusts, subchapter S corporations, partnerships, or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	retirement plans, individual retirement accounts or other tax-deferred accounts;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired their Offered Shares pursuant to the exercise of employee stock options or otherwise acquired depositary shares as compensation or through a tax-qualified retirement plan;

•

persons required to accelerate the recognition of any item of gross income for United States federal income tax purposes with respect to the Offered Shares as a result of such item being taken into account in an applicable financial statement;

•	persons that own, directly, indirectly or constructively, 10% or more of the Common Shares (by vote or value) for U.S. federal income tax purposes; and

•	certain U.S. expatriates.

This summary does not address the tax considerations that may be relevant to subsequent purchasers of the Offered Shares. The Company has not sought and does not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. There can be no assurance that a court will not sustain any challenge by the IRS.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partner or partnership should consult its own tax advisor as to the particular U.S. federal income tax considerations of acquiring, holding and disposing the Offered Shares.

In addition, all U.S. Holders should consult their own tax advisors concerning the tax consequences of the acquisition, ownership, and disposition of the Offered Shares in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of U.S. federal tax laws other than income tax laws (such as estate and gift tax laws), and U.S. state and local, and non-U.S. tax laws.

Cash Distributions

Subject to the application of the PFIC (defined below) rules discussed below, a U.S. Holder that receives a cash distribution with respect to an Offered Share generally will be required to include the amount of the distribution in gross income as a dividend (without reduction for any Canadian tax withheld from the distribution) to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of the distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Offered Shares and thereafter will be treated as gain from the sale or exchange of the Offered Shares. The Company does not currently expect to calculate its earnings and profits under United States federal income tax principles and cannot provide U.S. Holders with such information. Therefore, U.S. Holders should expect the entire amount of a cash distribution received to be treated as a dividend as described above.

The U.S. dollar value of any distribution on Offered Shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of the distribution by the U.S. Holder (with the value of the distribution computed before any reduction for any Canadian withholding tax), regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not recognize foreign currency gain or loss on the conversion. If the Canadian dollars are not converted into U.S. dollars on the date of receipt, the U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of the Canadian dollars on the date of receipt. The tax basis will be used to measure foreign currency gain or loss from a subsequent conversion or other disposition of the Canadian dollars. Any gain or loss on a subsequent conversion or other taxable disposition of the Canadian dollars generally will be treated as ordinary income or loss to the U.S. Holder and generally will be income or loss from sources within the U.S. for U.S. foreign tax credit purposes.

Cash distributions on Offered Shares that are treated as dividends generally will constitute income from sources outside the U.S. and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Offered Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

If, as expected, the Offered Shares are readily tradable on an established U.S. securities market within the meaning of the Code or (if Offered Shares are not so tradable) if the Company is eligible for benefits under the Treaty, and if certain holding period and other requirements are met, including that the Company is not a PFIC for the taxable year or the immediately preceding taxable year, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by non-corporate U.S. Holders (including individuals) from the Company will be subject to U.S. federal income tax at preferential rates.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an Offered Share. The amount of gain or loss will equal the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in the Offered Share. The capital gain or loss generally will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other taxable disposition, the Offered Share was held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss generally will be sourced within the U.S. for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special adverse tax rules may apply to U.S. Holders if the Company is treated as a “passive foreign investment company” (“PFIC”), under U.S. federal income tax rules at any time when a U.S. Holder holds the Offered Shares. A non-U.S. corporation is treated as a PFIC if during any taxable year, either (1) 75% or more of its gross income consists of certain types of “passive income”, or (2) 50% or more of its assets are “passive assets.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains, and “passive assets” are assets that produce passive income or are held for the production of passive income. The Company believes that it was not a PFIC in 2020, and the Company does not expect to become a PFIC in 2021 or any subsequent year. Furthermore, the Company has no reason to believe it has been a PFIC in any taxable year prior to 2020. However, because this determination is made annually at the end of the taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control and subject to differing interpretations, there can be no assurance that the Company will not become a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status. If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences, including being subject to increased tax liability (generally including an interest charge) upon the receipt of certain distributions treated as “excess distributions” or the possible characterization of gain from the sale, exchange or other taxable disposition of Offered Shares as ordinary income. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from the treatment of the Company as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC.

Backup Withholding Tax and Information Reporting

Under certain circumstances, U.S. backup withholding and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other taxable disposition of Offered Shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding (currently at the rate of 24%) also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 or any successor form may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS on a timely basis. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

THIS DISCUSSION IS INCLUDED HEREIN AS GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE APPLICATION OF U.S. FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS (SUCH AS ESTATE AND GIFT TAX LAWS), AND THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

LEGAL MATTERS

Certain legal matters related to the securities offered by this Prospectus Supplement will be passed upon on the Company’s behalf by Norton Rose Fulbright Canada LLP, and on the Agent’s behalf by Stikeman Elliott LLP, with respect to matters of Canadian law. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Norton Rose Fulbright US LLP and on behalf of the Agent by Lowenstein Sandler LLP. The partners and associates of Norton Rose Fulbright Canada LLP beneficially own, directly or indirectly, collectively, less than 1% of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are Crowe Mackay LLP, Chartered Professional Accountants, at its offices located at 1100 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 4T5. Crowe MacKay LLP is independent from the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement; (ii) the consent of the Company’s auditors Crowe Mackay LLP; (iii) the consent of the Company’s Canadian counsel Norton Rose Fulbright Canada LLP; (iv) powers of attorney from directors and officers of the Company; and (v) a form of indenture relating to the issuance of debt securities of the Company.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus Supplement, the accompanying Prospectus, and any amendment relating to the Offered Shares purchased by such purchaser because the Prospectus Supplement, the accompanying Prospectus, and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102. Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus Supplement, the accompanying Prospectus, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

Solely with respect to the at-the-market distribution to be carried out pursuant to this Prospectus Supplement, the statement of Purchasers’ statutory rights set out above supersedes the statement of Purchasers’ statutory rights set out in the accompanying Prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada except Québec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of ImmunoPrecise Antibodies Ltd. at 3204-4464 Markham Street, Victoria, BC V8Z 7X8, telephone: (250) 483-0308, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 11, 2020

IMMUNOPRECISE ANTIBODIES LTD.

$150,000,000

Common Shares

Preferred Shares

Debt Securities

Warrants

Units

Subscription Receipts

ImmunoPrecise Antibodies Ltd. (the “Company”) may offer and issue from time to time any (i) common shares in the capital of the Company (the “Common Shares”) or preferred shares in the capital of the Company (the “Preferred Shares” and together with the Common Shares, the “Equity Securities”), (ii) bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), (iii) warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the “Warrants”), (iv) units comprised of one or more of the other securities described herein (“Units”), (v) subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Equity Securities, Debt Securities, Warrants, or Units (“Subscription Receipts”, and together with the Equity Securities, Debt Securities, Warrants and Units, the “Securities”) of up to $150,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale including potentially by way of an “at the market distribution” (as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered and the offering price; (ii) in the case of Preferred Shares, the designation of the particular class and series, the number of Preferred Shares offered, the offering price, dividend rate, if any, and any other specific terms of the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, the offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other specific terms of the Debt Securities being offered; (iv) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms of the Warrants being offered; (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other specific terms of the Units being offered; and (vi) in the case of Subscription Receipts, the number of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts, the amount and type of securities that holders thereof will receive upon exchange thereof and any other specific terms of the Subscription Receipts being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. See “Plan of Distribution”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Applicable securities legislation requires the delivery to purchasers of a Prospectus Supplement containing the omitted information within a specified period of time after agreeing to purchase any of these Securities, except in cases where an exemption from such delivery requirement is available. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Toronto time) on the business day before the issue of such Securities.

The Common Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “IPA” and on the OTCQB of OTC Markets Platform under the symbol “IPAT”. On December 10, 2020, being the last trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was $9.41 and on the OTCQB was U.S.$7.32. The Company has applied to list the Common Shares on the Nasdaq Capital Market (the “Nasdaq”) under the trading symbol “IPA”. Listing will be subject to the Company fulfilling all of the listing requirements of the Nasdaq. Unless otherwise specified in an applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which these Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of any Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before they invest in any Securities issued pursuant to this Prospectus. The Securities may be sold pursuant to this Prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by the Company from time to time, or by the Company directly pursuant to applicable statutory exemptions. In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the anticipated net proceeds to the Company from the sale of such Securities, the amounts and prices at which such Securities are sold and, if applicable, the compensation of such underwriters, dealers or agents.

Investment in the Securities being offered is highly speculative and involves significant risks that should be considered before purchasing such Securities. Prospective investors should carefully review the risks outlined in this Prospectus (including any Prospectus Supplement) and in the documents incorporated by reference herein and therein as well as the information under the heading “Cautionary Statement Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the Securities. See “Risk Factors”.

The Company’s head office is located at 3204 – 4464 Markham Street, Victoria, British Columbia V8Z 7X8 and its registered and records office is located at 1800 – 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with any different information. Information contained on the Company’s website shall not be deemed to be a part of this Prospectus (including any applicable Prospectus Supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. The Company will not make an offer of Securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the face page of this Prospectus, the date of any applicable Prospectus Supplement, or the date of any documents incorporated by reference herein.

Each of Jennifer Bath, James Kuo, and Brian Lundstrom, directors of the Company, and Lisa Helbling, Chief Financial Officer of the Company, reside outside of Canada and, accordingly, have appointed BHT Management Inc., 510 West Georgia Street, Suite 1800, Vancouver, British Columbia V6B 0M3, Attention: Janet Grove, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

1

ABOUT THIS PROSPECTUS

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide anyone with any different or additional information. If anyone provides any different or additional information, prospective investors should not rely on it. The Company is not making an offer to sell or seeking an offer to buy the Securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. Prospective investors should assume that the information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of Securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Statistical information and other data relating to the pharmaceutical and biotechnology industry included in this Prospectus and any applicable Prospectus Supplement are derived from industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this Prospectus and any applicable Prospectus Supplement were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, together with the documents incorporated by reference herein and therein, contains forward-looking statements and information about the Company which reflect management’s expectations regarding the Company’s future growth, results of operations, operational and financial performance and business prospects and opportunities. In addition, the Company may make or approve certain statements or information in future filings with Canadian securities regulatory authorities, in news releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements or forward-looking information. All statements and information, other than statements or information of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements and information, including, but not limited to statements and information preceded by, followed by, or that include words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intends”, “plan”, “forecast”, “schedule”, “outlook”, or the negative of those words or other similar or comparable words.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future performance, achievement or other realities to differ materiality from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance, achievement or realities. Although the forward-looking statements and information contained in this Prospectus, together with the documents incorporated by reference herein and therein, reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements and information. A number of risks and factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements and information. Such risks and factors include, but are not limited to, the following:

•	negative operating cash flow and going concern;

•	the financial position of the Company and its potential need for additional liquidity and capital in the future;

•	the success of any of the Company’s current or future strategic alliances;

•	the Company may become involved in regulatory or agency proceedings, investigations and audits;

•

the Company may be subject to litigation in the ordinary course of its business, including, but not limited to, in connection with its operations or pursuant to the terms of any of its commercial agreements;

•	the ability of the Company to obtain, protect and enforce patents on its technology and products;

•	risks associated with applicable regulatory processes;

•	the ability of the Company to achieve publicly announced milestones;

•	the effectiveness of the Company’s business development and marketing strategies;

•	the competitive conditions of the industry in which the Company operates;

•	market perception of smaller companies;

•	the Company cannot assure the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies;

•	the ability of the Company to manage growth;

•	the selection and integration of acquired businesses and technologies;

•	the Company may lose partners;

•	any reduction in demand;

•	any reduction or delay in government funding of R&D;

•	costs of being a public company in the United States;

•	the Company may fail to meet the delivery and performance requirements set forth in partner contracts;

•	the Company may become subject to patent and other intellectual property litigation;

•	the Company’s dependence upon key personnel;

•	risks associated with the COVID-19 pandemic;

•	the Company may not achieve sufficient brand awareness;

•	the Company’s directors and officers may have interests which conflict with those of the Company

•	the outsourcing trend in non-clinical discovery stages of drug discovery;

•	the Company’s products, services and expertise may become obsolete or uneconomical;

•	the effect of global economic conditions;

•	the Company has a limited number of suppliers;

•	the Company may become subject to liability for risks against which it cannot insure;

•	partners may restrict the Company’s use of scientific information;

•	the Company may experience failures of its laboratory facilities;

•	any contamination in animal populations;

•	any unauthorized access into information systems;

•	prospective investors’ ability to enforce civil liabilities;

•	the Company’s status as a foreign private issuer;

•	exposure to foreign exchange rates;

•	the effects of future sales or issuances of Equity Securities or Debt Securities;

•	the market price of the Common Shares may experience volatility;

•	the Company will maintain discretion in the use of proceeds of any offering of Securities;

•	the Company has not declared or paid any dividends on the Common Shares and does not intend to do so in the foreseeable future;

•	a liquid market for the Common Shares may not develop;

•	there is currently no market for any Securities other than Common Shares; and

•	the Company may issue unsecured debt.

Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Further, any forward-looking statements and information contained herein are made as of the date of this Prospectus and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statement or information. Accordingly, readers should not place undue reliance on forward looking statements and information contained in this Prospectus, together with the documents incorporated by reference herein and therein. All forward-looking statements and information disclosed in this Prospectus, together with the documents incorporated by reference herein and therein, are qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada except Québec.

Copies of the documents incorporated herein by reference may be obtained on request without charge from ImmunoPrecise Antibodies Ltd., at 3204-4464 Markham Street, Victoria, BC V8Z 7X8, telephone: (250) 483-0803 or by accessing the disclosure documents through the internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

•	the annual information form (the “AIF”) for the fiscal year ended April 30, 2020, dated as of November 16, 2020;

•	the audited annual consolidated financial statements for the fiscal years ended April 30, 2020 and 2019, together with the notes thereto and the auditor’s reports thereon;

•	the management’s discussion and analysis of financial condition and results of operations for the fiscal year ended April 30, 2020;

•	the unaudited condensed consolidated interim financial statements for the three-month period ended July 31, 2020;

•	the management’s discussion and analysis of financial condition and results of operations for the three-month period ended July 31, 2020;

•	the management information circular dated October 20, 2020, distributed in connection with the annual general and special meeting of shareholders to be held on November 20, 2020;

•

the material change report dated April 7, 2020 disclosing that the Company’s artificial intelligence partner, EVQLV, submitted their first panel of candidate therapeutic optimized antibody sequences to Coronavirus, SARS-CoV-2 (“COVID-19”) for consideration in the Company’s PolyTope™ mAb Therapy Program;

•

the material change report dated April 7, 2020 disclosing that the Company had extended the maturity date for $2,000,000 of previously issued debentures from March 26, 2020 to September 26, 2020. The Company completed its settlement of $700,000 of previously issued debentures and interest of $46,875 accrued thereon by issuing 1,244,792 Common Shares at a price of $0.60 per share;

•

the material change report dated April 27, 2020 disclosing that the Company planned to complete a non-brokered private placement offering of convertible debentures bearing interest of 10% per annum (the “10% Debentures”);

•	the material change report dated May 21, 2020 disclosing that the Company had completed an offering of an aggregate principal amount of $2,592,000 of 10% Debentures;

•

the material change report dated June 30, 2020 disclosing identification of numerous lead candidate antibodies with highly potent neutralizing activity in vitro, which are being manufactured for further testing and possible inclusion in the Company’s PolyTopeTM mAb Therapy Program to combat the COVID-19 pandemic; and

•	the material change report dated November 24, 2020 regarding the Consolidation (as defined herein) having been effected on November 23, 2020. See “Description of Common Shares – Consolidation”.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of

Securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus. In addition, to the extent indicated in any report on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) or in any report on Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this Prospectus.

A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of Securities to which that Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon the filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous annual financial statements and related management’s discussion and analysis, all interim financial statements and related management’s discussion and analysis, material change reports, and information circulars filed prior to the commencement of the financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon the filing of new interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the time that this Prospectus is valid, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by the Company in accordance with such requirements, are available to the public on EDGAR at www.sec.gov.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company is not making an offer of the

Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

REFERENCES TO CURRENCY

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$” are to Canadian dollars, references to “U.S.$” are to United States dollars, and references to “€” are to Euros.

The average daily exchange rates, as reported by the Bank of Canada on December 10, 2020, for U.S. dollars and Euros were $1.00 = U.S.$0.7853 and $1.00 = €0.6476, respectively.

GLOSSARY OF TECHNICAL TERMS

In this Prospectus, in addition to terms defined elsewhere and unless the context otherwise requires, the following technical terms have the following meanings.

Antibody:	Also known as an immunoglobulin (Ig), is a large, Y-shaped protein produced mainly by plasma cells that is used by the immune system to identify and neutralize pathogens such as bacteria and viruses.

Antigen:	Any substance (such as an immunogen or a hapten) foreign to the body that evokes an immune response either alone or after forming a complex with a larger molecule (such as a protein) and that is capable of binding with a product (such as an antibody or T cell) of the immune response.

Biologics:	A subset of pharmaceuticals that are composed of a mixture of sugars, proteins, nucleic acids or complex compositions and may be made from biological sources.

Bispecific antibody:	A bispecific monoclonal antibody (BsAb) is an artificial protein that can simultaneously bind to two different types of antigen specificities. BsAbs can be manufactured in several structural formats.

CHO:	Chinese hamster ovary (CHO) cells are an epithelial cell line derived from the ovary of the Chinese hamster, often used in biological and medical research and commercially in the production of therapeutic proteins. They have found wide use in studies of genetics, toxicity screening, nutrition and gene expression, particularly to express recombinant proteins. CHO cells are the most commonly used mammalian hosts for industrial production of recombinant protein therapeutics.

Clinical trial:	An experiment done in clinical research.

CDR:	Complementarity-determining regions; part of the variable chains in immunoglobulins (antibodies) and T cell receptors, generated by B-cells and T-cells respectively, where these molecules bind to their specific antigen. A set of CDRs constitutes a paratope. As the most variable parts of the molecules, CDRs are crucial to the diversity of antigen specificities generated by lymphocytes.

CMO:	A contract manufacturing organization, sometimes called a contract development and manufacturing organization (a “CDMO”), is a company that serves other companies in the pharmaceutical industry on a contract basis to provide comprehensive services from drug development through drug manufacturing.

CRO:	Contract Research Organization, a company focused on providing research and development services to companies in the pharmaceutical and agrochemical markets.

GMP:	Good Manufacturing Practice, a quality system imposed on pharmaceutical firms to ensure that products produced meet specific requirements for identity, strength, quality and purity, and enforced by public agencies, for example the United States’ Food and Drug Administration or the European Medicines Agency.

DNA:	A molecule that carries most of the genetic instructions used in the development, functioning and reproduction of all known living organisms and many viruses.

Drug discovery:	The process through which potential new medicines are identified and may involve a wide range of scientific disciplines, including biology, chemistry and pharmacology.

Epitope:	Also known as antigenic determinant; the part of an antigen that is recognized by the immune system, specifically by antibodies, B cells, or T cells. The epitope is the specific piece of the antigen to which an antibody binds. The part of an antibody that binds to the epitope is called a paratope.

Heavy chain:	The immunoglobulin heavy chain (IgH) is the large polypeptide subunit of an antibody (immunoglobulin).

HEK:	HEK cells are a specific cell line originally derived from human embryonic kidney (HEK) cells grown in tissue culture taken from an aborted female fetus. HEK cells have been widely used in cell biology research for many years, because of their reliable growth and propensity for transfection. They are also used by the biotechnology industry to produce therapeutic proteins and viruses for gene therapy.

in silico:	An expression used in systems biology to mean “performed on a computer or via computer simulation”.

in vitro:	Latin for “in glass”; studies in vitro are conducted using components of an organism that have been isolated from the usually biological surroundings, such as microorganisms, cells or biological molecules.

Monoclonal antibody:	A monoclonal antibody (mAb) is an antibody made by cloning a unique white blood cell. All subsequent antibodies derived this way trace back to a unique parent cell (see also polyclonal antibody).

Oncology:	The study and treatment of tumors.

Pathogen:	A bacterium, virus, or other microorganism that can cause disease.

Peptide:	Small fragments of proteins, composed of amino acids.

Phage display:	A laboratory technique that uses bacteriophages (viruses that infect bacteria); the phage “displays” the protein of interest on its outside while containing the gene for the protein on its inside. In this way, large libraries of proteins can be screened and amplified in a process called in vitro selection.

Polyclonal antibody:	Polyclonal antibodies (pAbs) bind to multiple epitopes and are usually made by several different antibody secreting plasma cell lineages (see also monoclonal antibody).

Preclinical:	Of or relating to a stage preceding a clinical stage.

Recombinant	Of or reacting to the combination of genetic materials from more than one origin.

Recombinant proteins:	Specifically engineered proteins, that are produced from recombinant DNA within living cells, typically bacteria or mammalian cells such as HEK or CHO.

scFv:	A single-chain variable fragment is a fusion protein of the variable regions of the heavy (VH) and light chains (VL) of immunoglobulins, connected with a short linker peptide of ten to about 25 amino acids.

Small molecule:	Within the fields of molecular biology and pharmacology a low molecular weight (<900 Da) organic compound that may regulate a biological process, with a size in the order of 1 nm. Many drugs are small molecules.

Synthesis:	The production of chemical compounds by reaction from simpler materials.

VHH:	A VHH antibody (or nanobody) is the antigen binding fragment of heavy chain only antibodies.

VLP:	Virus-like particles are molecules that closely resemble viruses, but are non-infectious because they contain no viral genetic material. They can be naturally occurring or synthesized through the individual expression of viral structural proteins, which can then self assemble into the virus-like structure.

VNAR:	Single-domain antibodies found in Cartilaginous fishes, like sharks.

SUMMARY DESCRIPTION OF BUSINESS

Name, Address and Incorporation

The Company was continued pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on September 2, 2016. The Company’s registered and records office is located at 1800 – 510 West Georgia Street, Vancouver, British Columbia V6B 0M3 and its head office is located at 3204 – 4464 Markham Street, Victoria, British Columbia V8Z 7X8.

Overview

The Company is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes.

The Company offers comprehensive support to its partners, starting with customized, computational project design, antigen preparation, an on-site vivarium, immunization services, high-throughput discovery platforms, functional antibody testing, lead candidate selection, antibody optimization, antibody engineering and manufacturing, all under one contract.

The Company believes that its experience, innovation, technologies, scientific rigor, and focus on producing quality products, provide a unique experience in one-stop service offerings, and assist the Company in its aim to reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics, CRO space, as well as accretive growth through strategic expansion of its operations into Europe, by acquiring and integrating innovative technologies, and through investments in research and development (“R&D”).

Summary Financial Information

	12 Months Ended			3 Months Ended
	April 30, 2020 ($)	April 30, 2019 ($)	April 30, 2018 ($)	July 31, 2020 ($)	July 31, 2019 ($)
REVENUE	14,057,927	10,926,268	5,441,349	3,764,977	2,716,099
YoY/QoQ Growth	29%	101%		39%
COST OF SALES	6,023,943	5,631,634	2,990,323	1,354,651	1,339,693

GROSS PROFIT	8,033,984	5,294,634	2,451,026	2,410,326	1,376,406
YoY/QoQ Growth	52%	116%		75%

OPERATING EXPENSES	12,587,382	11,817,588	7,380,233	3,384,152	2,852,168
OTHER INCOME (EXPENSE)	(739,756)	(1,089,725)	(132,181)	605,515	(540,491)
INCOME TAXES	345,728	(4,788)	(109,715)	(181,007)	4,055

NET LOSS	(4,947,426)	(7,617,467)	(5,171,103)	(549,318)	(2,012,198)

Adjusted EBITDA – Non-IFRS Financial Measure
Net Gain (Loss)	(4,947,426)	(7,617,467)	(5,171,103)	(549,318)	(2,012,198)
Income Taxes (Recovery)	(345,728)	4,788	109,715	181,007	(4,055)
Amortization and Depreciation	3,408,347	2,263,284	458,079	911,923	702,284
Accretion	899,731	904,925	205,185	101,145	552,893
Foreign Exchange Loss (Gain)	(78,148)	(117,506)	101,543	20,256	(112,976)
Interest Expense	536,499	413,590	50,591	169,806	118,960
Interest and Other Income	(272,006)	(30,085)	(73,004)	624	(12,402)
Loss on Settlement	112,031	214,885	0	0	0
Share-Based Payments	739,011	1,114,112	1,221,511	97,273	285,995

ADJUSTED EBITDA	52,311	(2,849,474)	(3,097,483)	932,716	(481,499)

The summary financial information contains non-IFRS measures. Investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the audited consolidated financial statements and accompanying notes for the years ended April 30, 2020, 2019 and 2018, and the condensed interim financial statements and accompanying notes for the three months ended July 31, 2020 and 2019.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IRFS financial measures include adjusted EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted EBITDA as operating earnings before income taxes, amortization and depreciation, accretion, foreign exchange loss, interest expense, interest and other income, loss on settlement and share-based payments. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

Adjusted EBITDA is reconciled to reported IFRS figures in the summary financial information above.

Services

The Company’s services include, but are not limited to, custom antigen modeling, design and manufacturing; proprietary B cell sorting, screening and sequencing; custom, immune and naïve phage display production and screening; hybridoma production with multiplexed, high-throughput screening and clone-picking; expertise with transgenic animals and multi-species antibody discovery; antibody characterization studies such as affinity measurements, functional assays, epitope mapping and binning; bi-specific, tri-specific, single domain (such as variable domain of the heavy chain “VHH”, and variable new antigen receptor “VNAR” (shark)) antibody manufacturing; DNA synthesis and cloning, protein and antibody downstream processing with purification of protein in gram scale levels including characterization and validation; antibody engineering; transient and stable cell line generation; antibody optimization and humanization; and cryopreservation.

The Company’s wholly-owned subsidiaries, IPA (Canada) Ltd. (“IPA Canada”) and IPA (Europe) B.V. (“IPA Europe”), have both been designated as approved CROs for leading, transgenic animal platforms producing human antibodies. Through IPA Canada and IPA Europe, the Company has made strategic investments in R&D activities to develop proprietary technologies enabling the application of its B cell Select™ and DeepDisplay™ platforms to a broad range of transgenic animal species and strains.

The table below sets out the Company’s main lines of service with a description thereof:

Service	Details

B cell Select™	In 2018, the Company built on its decade of experience in single B cell interrogation to offer B cell services in both North America and Europe on species agnostic platforms, including the use of transgenic, humanized animals. These services are offered for a broad range of therapeutically relevant protein families, including GPCRs and other challenging, membrane-spanning proteins. The Company’s B cell Select™ platforms enable antibody screening directly from B cells, facilitating the analysis of a more diverse set of antibodies, and for faster, deeper screening compared to traditional technologies. By adding a high-throughput, label-free Octet HTX biosensor (under the tradenames FortéBio, Sartorius) at IPA Canada, the Company uses a state-of-the-art high-throughput platform that facilitates the rapid characterization and development of lead antibody candidates and addresses the need for increased speed and sample throughput when characterizing large panels of therapeutic antibody candidates, which are generated with its B cell or library-based platforms.

Phage Display	The Company’s phage display services are based on building custom immune libraries from multiple species, including transgenic animals, or, alternatively, the selection of antigen-specific, recombinant antibody fragments from its proprietary human or llama phage libraries. The proprietary libraries have been made from human auto-immune (diseased) patients and naïve (healthy donors) scFv (single chain fragment variable) repertoires, as well as from naïve llama (VHH) repertoires. Custom immune libraries are prepared from blood, spleen, lymph nodes, and bone marrow of immunized animals and aim to capture the entire immune repertoire for panning, rescue, and identification of unique antibodies with pre-specified characteristics.

DeepDisplay™	This technology combines Ligand’s OmniAb® transgenic animal platforms and the Company’s custom phage display antibody selection.

Abthena™ Bispecifics	The Company’s bispecific Abthena™ technology complements its diverse discovery process, integrating seamlessly with the Artemis™ Intelligence Metadata (AIM)™ capabilities, to enable rapid turnaround on additional algorithmic outputs in therapeutic antibody optimization, stability, affinity, and manufacturability.

Service	Details

LucinaTech™ Humanization	The Company provides humanization services from many animal species (including mice, rats, rabbits, llamas, and chickens) which consistently retain affinity and specificity levels. The approach is based on state-of-the-art in silico antibody modeling to identify essential framework and CDR residues for grafting onto a human antibody framework.

Affinity Maturation	Antibody affinity is important in therapeutic and diagnostic applications. The Company’s affinity maturation service can improve antibody affinities. The Company applies different strategies to increase the affinity of the antibody, including gene shuffling and random mutagenesis.

Immunization, hybridoma, sequencing	The Company offers antibody development services including a variety of immunization methods: Rapid Prime™ immunization, DNA immunization (NonaVac™), cell-based immunization (ModiVacc™), electro- fusion and hybridoma generation using semi-solid media and clone picking, as well as high-throughput, multiplexed screening methods. With ImmunoProtect™, the DNA sequence of the antibody is determined and can be used to express the antibody recombinantly.

rPExTM protein manufacturing	The Company provides large-scale production of recombinant mammalian proteins and antibodies for research and preclinical applications. With a track record of successfully producing difficult-to-express proteins and antibodies (e.g. Fc-fusion proteins and bispecific antibodies), the Company offers gram scale production with low endotoxin levels.

Cell line development	Using its proprietary vectors, the Company offers stable cell line development services (non-GMP) of target proteins or antibodies adapted to specific growth conditions and media.

Operations of the Company

The Company’s operations are based in Utrecht and Oss, the Netherlands (U-Protein Express (“UPE”) and IPA Europe, respectively), Victoria, British Columbia, and Fargo, North Dakota.

IPA Canada operates from Victoria, British Columbia, offering custom antibody generation since its inception. Since the acquisitions of UPE and IPA Europe, the Company has redirected most of its focus from the North American diagnostic market to the therapeutic antibody market to bringing an expanded portfolio of products and services to partners in Europe, North America and the rest of the world. The Company has sought to increase its capabilities at its Victoria location by adding equipment for protein purification and measuring protein binding kinetics, enlarging the vivarium, and further developing and improving technologies such as its B cell SelectTM platform.

The Company established its executive headquarters in Fargo, North Dakota in 2018 in an effort to bring key members of management under a streamlined chain of command that is responsible for pipeline selection and oversight, policy establishment, finances and accounting, sales and marketing, communication, contracts, information technology governance and administration. The Fargo site is also the address of IPA (ND) Ltd. and its subsidiary IPA (USA) Ltd. (“IPA USA”) and offers the potential for future growth plans in the United States.

UPE is situated in the biotechnology hub of Utrecht, the Netherlands and has been operating in the recombinant protein community for close to twenty years, specializing in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types, using its proprietary expression platform rPEx™. UPE’s operations have enabled it to successfully support over five thousand different programs for pharmaceutical and biotechnology industries as well as leading, academic institutions.

UPE’s operations also support the downstream expression and purification of the antibodies originating from the Company’s B cell technologies, enabling validation of the platform’s outputs and comprehensive deliverables for partners. Pursuant to the terms of a license agreement dated April 23, 2019, UPE also has a global, exclusive license from Stanford University for the marketing and sales of the novel protein Wnt surrogate Fc for research purposes, which is used as a growth factor for organoid culture, which has a term of 12 years, pursuant to which UPE paid an initial upfront fee and will pay certain additional amounts on an annual basis for the duration of the term of the license agreement, each of which is of a non-material amount. UPE has also granted Stanford University a single-digit percentage royalty of net sales of the licensed protein. UPE may terminate this license agreement at any time and Stanford University may do so in certain specified circumstances, including breach of its terms or failure to pay any required fees thereunder, on 30 days notice. Termination of the license agreement by Stanford University may have a non-material effect on UPE’s revenue and the Company does not view this license agreement as being material to its operations. UPE has also begun offering SARS-CoV-2-specific proteins to the public for use in diagnostic research and vaccine work.

The Company has continued to invest significantly in ROI-generating capacity through UPE, committing to a new laboratory build and equipment purchases in order to support its growth. In January 2020, UPE signed a long-term lease contract for a new multi-tenant building dedicated to the life sciences at the Utrecht Science Park alongside important stakeholders such as Genmab B.V. (“Genmab”) and Merus N.V. The Company expects UPE to take occupancy at this location in 2022. Furthermore, along with Codex DNA, Inc. (formerly SGI-DNA, Inc.), the Company announced in January 2020 that UPE had integrated Codex DNA’s benchtop automated DNA printer, making the Company the first CRO in Europe to integrate the BioXp™ 3200 System in its workflow. As a result of this achievement, the Company aims to positively impact its manufacturing capacities by reducing the antibody design-synthesis-screening timeline, providing clear advantages to its partners.

Through IPA Europe, the Company has expanded its services portfolio including affinity maturation, humanization, functional assay design and development, naïve and disease human scFv libraries, naïve llama scFv libraries, cell line development, and proprietary methods of immunization against conformational targets (e.g. ModiVaccTM, a lymphoid tumor immunization, and additional DNA immunization technologies). Using the discovery technologies of ModiFuse™ (hybridoma electrofusion), ModiSelect™ (B-cell selection) and ModiPhage™ (phage display), IPA Europe can generate very large panels of monoclonal antibodies from various backgrounds including mouse, rat, rabbit, chicken, llama and human, as well as transgenic animals harboring the human antibody gene repertoire. Adding to its proprietary services, IPA Europe developed and rolled-out the aforementioned DeepDisplay™ service for the discovery of fully human antibodies using transgenic animal immunization and custom phage display.

Research and Development

CRO services are the main focus of the Company’s business activities, though it also continues to develop an intellectual property portfolio of proprietary methods and physical assets through collaborations, acquisitions and in-licensing. The Company has invested strategically in the development and licensing of antibody technologies and related intellectual property assets. These investments have been accompanied by internal discovery programs focused on novel therapeutic antibodies and vaccines in areas such as oncology and COVID-19.

In 2019, the Company established Talem Therapeutics, LLC (“Talem”), based in Cambridge, Massachusetts, to support its internal and partnered therapeutic discovery programs, which includes a license for the use of Ligand Pharmaceuticals’ OmniAb® transgenic animals pursuant to a commercial platform license and services agreement dated October 30, 2019. OmniAb is a suite of genetically engineered rats, mice and chickens for generation of diverse mono- and bispecific, fully human antibodies. Talem has the right to discover, develop and partner fully human antibodies from these animals. This license agreement is for an indefinite period of time and, pursuant the terms thereof, Talem was required to pay a non-material upfront fee to Ligand and will become obligated to make further payments, the aggregate of which is expected to be in the low single-digit millions (U.S.$), upon the achievement of certain clinical milestones. Talem has also granted Ligand a single-digit percentage royalty of net sales of commercial products developed in connection with this license agreement. As of the date of this Prospectus, Talem has made use of animals provided by Ligand on one occasion and intends to seek partners to further develop the generated products and conduct clinical trials. To date, new and existing partners in Talem have expressed a preference for the use of wild-type animals as opposed to transgenic animals. This license agreement does not generate significant amounts of revenue for the Company, and is not expected to do so until a product has been developed and out-licensed to, or partnered with, a third-party. Talem may terminate this license agreement at any time. However, should any products be developed in connection with this license agreement, Talem will continue to owe the aforementioned payments to Ligand following any termination of the license agreement. Termination of this license agreement by Ligand would not be expected to have any material effect on the Company’s operations as the Company has alternative technologies to generate human antibodies for its partners. The Company does not view this license agreement as being material to its operations.

On March 10, 2020, Talem entered into a research license agreement with Janssen Research & Development, LLC (“Janssen”), providing Janssen with exclusive access to a panel of novel, monoclonal antibodies against an undisclosed target. Pursuant to this license agreement, Janssen holds an option to acquire all commercial rights to the antibodies. Under the terms of this license agreement, Janssen engaged the Company for an initial term of six months for aggregate consideration of less than U.S.$500,000. In July 2020, Janssen requested a temporary extension of the license agreement on no-fees basis. In January 2021, Janssen will have the option to decide whether to (i) extend the terms of this license agreement by an additional three months for aggregate consideration of less than U.S.$100,000 or (ii) exercise its option to purchase the assets resulting from the work being conducted by Talem for aggregate consideration of less than U.S.$1,000,000. In the event that Janssen chooses not to exercise its options under this license agreement, the Company would not expect there to be any material effect on its operations. Janssen may terminate this license agreement at any time. As of the date of this Prospectus, the Company has committed few resources to this project and does not view this license agreement as being material to its operations.

On October 8, 2020, Talem entered into a collaboration agreement with Twist Bioscience Corporation (“Twist”) in order to expand its antibody pipeline on a wider range of oncology targets, combining their expertise in a highly collaborative manner to discover novel antibody therapeutics. Over the one year term of this collaboration agreement, each of Talem and Twist will contribute their own work and research to the project, and each party will be responsible for its own costs. The Company will contribute targets of interest with relevant background data, and the genetic sequences encoding for lead antibodies against the selected targets. Twist Biopharma, a division of Twist, will design synthetic antibody libraries based on the provided antibody repertoire sequences from immunized animals to discover optimized, humanized lead antibody candidates. The parties will then aim to jointly advance the programs through proof-of-concept and preclinical development and will collaborate on any commercial opportunities generated by these joint efforts which may result in milestones based on key preclinical, clinical and commercial milestones as well as royalties for any antibodies resulting from the collaboration. This collaboration agreement does not involve the exchange of any funds between the parties and does not generate significant amounts of revenue for the Company. As of the date of this Prospectus, Talem has begun initial work under the terms of its engagement with Twist. In the event this initial research yields results, the Company expects that candidates for further development will be transferred to Twist in early 2021. Either party may terminate this collaboration agreement at any time for any reason on 60 days notice. In the event that Twist were to terminate this collaboration agreement, the Company would not expect there to be any material effect on its operations. The Company does not view this collaboration agreement as being material to its operations.

On October 15, 2020, IPA Europe entered into a research evaluation agreement with Genmab pursuant to which IPA Europe was granted a research license for the purpose of evaluating Genmab’s Duobody platform to be used in connection with the advancement of IPA Europe’s infectious diseases therapeutic program. This agreement has a term of nine months, during which time the Company will evaluate the use of this platform, and pending the results of such evaluation, the parties may negotiate a commercial license for IPA Europe to make use of the

Duobody platform in order to commercialize and exploit the resulting product candidates. The commercial terms of any such agreement have not begun to be negotiated as of the date of this Prospectus. The Company is under no obligation to use the Duobody platform in connection with IPA Europe’s infectious disease program. Following its evaluation thereof, the Company may choose to continue with the Duobody platform or seek an alternative. Either party may terminate this agreement for any reason on 30 days notice, or immediately in the case of any breach of its terms. The Company does not view this agreement as being material to its operations.

COVID-19 Therapeutic Research

In February 2020, the Company announced its intention to develop innovative therapeutics and vaccines against the SARS-CoV-2 virus using its proprietary discovery platforms. In March 2020, the Company defined its PolyTope™ approach, utilizing characterized protein and antibody combinations targeting multiple epitopes and mechanisms of virus evasion. This approach is intended to provide a clinical benefit against both current and future variants and strains of the virus by combining well-defined and fully characterized, protective antibodies (for therapeutics) and epitopes (for vaccines).

The Company confirmed multiple, fully human antibodies targeting SARS-CoV-2 that efficiently prevented its entry into cells, as judged by a pseudovirus-based neutralization assay that is an accepted surrogate for assessing viral entry into cells under safe, non-replicating conditions. Upon careful combination into two- or three-membered cocktails, the antibodies have been shown to exhibit neutralization synergy, demonstrating that specific combinations of antibodies could potentially enhance neutralization more than the sum of their individual components. Additionally, an antibody cocktail minimizes the risk of mutagenic escape because it achieves broader epitope coverage of the target than that of a single antibody, which can be escaped by a single point mutation in the target. The Company announced a collaboration with the United States’ National Institutes of Health (“NIH”) to determine the structural details of the Company’s lead candidate antibodies interacting with the epitopes they bind to on the SARS-CoV-2 spike protein. The Company believes these data will help support the Company’s vaccine design, as well as patent and investigational new drug applications. The Company continued to advance lead candidates by utilizing high-throughput binding assays, computational optimization (Artemis™), and protein interaction analyses to yield valuable data sets for informed preclinical lead selection.

Using much of this data as supporting material, the Company began obtaining external, non-dilutive, non-debt funding through various granting agencies to support their COVID-19 endeavors and asset generation. This included a grant from Natural Sciences and Engineering Research Council of Canada to fund a collaboration between the University of Victoria and IPA Canada to generate an antibody-based saliva diagnostic test that can be conducted at home, with results analyzed using a cell phone application providing real-time, confidential data to health authorities. IPA (USA) has received a grant of U.S.$75,000 through the North Dakota Department of Agriculture’s Bioscience Innovation Grant Program, to assist with the development of anti-SARS-CoV-2 therapeutics.

In June 2020, the Company was granted funding by TRANSVAC2, a European vaccine network, to cover the costs of a preclinical vaccine study of one of the Company’s vaccine candidates in a collaboration with LiteVax B.V. (“LiteVax”). As of the date of this Prospectus, the first preclinical immunogenicity study in large non-rodent species with the Company’s protein fragments combined with LiteVax’s adjuvant has been completed. Reactivity screening of the animal sera revealed that, in particular, one immunogen resulted in significant antibody responses after one injection. Antibody responses were substantially higher when this immunogen was combined with LiteVax’s adjuvant compared to two benchmark adjuvants. In addition to funding from TRANSVAC2, the Company has subsequently applied for funding by the Coalition for Epidemic Preparedness Innovations (“CEPI”) to support further pre-clinical studies, GMP manufacturing, and phase I clinical studies. Should funding be granted, the Company would determine authentic virus neutralization potency of the animal sera by a qualified lab in January 2021. Depending on funding, the prioritized immunogen would be included in two additional preclinical studies, an extended immunogenicity study in large non-rodents and a challenge study in Syrian hamsters, which would be run in parallel to accelerate generation of IND-enabling data.

Study outcomes are expected by the end of the second quarter of fiscal year 2021. In case of virus-neutralizing antibodies of sufficient level and duration in large non-rodents and sufficient degree of protection in the Syrian hamster COVID-19 infection model, safety studies in non-rodent and rodent species would be initiated in the third quarter of 2021, should funding be granted. Thereafter an IND filing would be finalized.

The Company and LiteVax have aligned potential partners for GMP production of vaccine components in parallel in order to accelerate availability of the proposed one-shot vaccine for clinical evaluation upon approval by the United States’ Food and Drug Administration. Without the aforementioned funding from CEPI and TRANSVAC2, the Company and LiteVax may discontinue the program or may seek a separate partner or sponsor in connection with the above described work.

In July 2020, IPA USA and Talem (the “Subgrantee”) were awarded a grant of U.S.$1,500,000 by the North Dakota Department of Agriculture through the CARES Act ND Bioscience Group Program for the development of antibody therapeutics against SARS-CoV-2. The total grant project cost is U.S.$2,000,000, for which the Subgrantee must contribute an amount not less than 25% of the grant project cost, or U.S.$500,000. Most recently, the Company has had grants approved in the amount of approximately $55,000 in the form of reduced costs of services performed from the Canadian National Research Council’s (“NRC”) Innovation Research Assistance Program, to support collaborative research with the NRC, including CHO cell manufacturing.

See also “Summary Description of the Business – Strategy and Outlook – COVID-19 R&D” and “Risk Factors – Risks Related to the Business of the Company”.

Market Position

Market Segments and Geographic Areas

The market worth of therapeutic antibodies in 2018 was U.S.$115 billion. According to a study published in the Journal of Biomedical Science in January 2020 titled “Development of therapeutic antibodies for the treatment of diseases”, it is estimated that the human therapeutic antibody market will grow to U.S.$300 billion in 2025. Growth drivers in the antibody market are as follows:

•	Increasing research and development expenditures in the life science sector and in the therapeutics industry

•	Emergence of innovative, facilitating platforms

•	Growing demand for revolutionary therapies for major diseases as populations age and life expectancies increase

•	Growing emphasis on antibody development at CROs

•	Increasing applications in the environmental sectors

•

Biopharmaceuticals is the fastest growing pharma sector. This market is mainly dominated by large pharmaceutical companies, like Abbvie, Novartis, Roche and Johnson & Johnson. Companies are currently sponsoring clinical studies for more than 570 monoclonal antibodies (mAbs). Of these, approximately 90% are early-stage studies designed to assess safety (Phase I) or safety and preliminary efficacy (Phase I/II or Phase II) in patient populations, according to the report “Immunoassay Market by Product & Service (Reagents & Kits, Analyzers, Software), Technology (ELISA, Rapid Test), Platform (Radioimmunoassay), Specimen, Application (Infectious Diseases, Oncology, Cardiology), End User (Hospitals) – Global Forecast to 2023” published in May 2018 on MarketsandMarkets.com.

The global immunoassay market is estimated to accumulate U.S.$37,987.8 million by the year 2027. The global immunoassay market was worth U.S.$21,800 million in 2018 and is anticipated to grow with a compound annual growth rate (“CAGR”) of 6.5% through the year 2027, according to the report “Global Immunoassay Market to surpass U.S.$37,987 Mn by 2027”, published in December 2019 on MarketsStudyReport.com.

In recent years, the number of monoclonal antibody drugs approved for commercialization has proliferated, with 79 approved and available on the market as of December 2019. According to the report “The top 15 best-selling cancer drugs in 2022” published on January 17, 2017 on FiercePharma.com, it is expected that 9 of the 15 best-selling drugs worldwide in 2022 will be monoclonal antibody drugs, the fastest growing segment in the bio-pharmaceutical market.

The protein- and antibody-related service and product market is expected to grow with a CAGR of 6.2% by 2027 to U.S.$5.6 billion, according to the report “Research Antibodies Market Growth & Trends” by GrandViewResearch.com, published in February 2020.

Prior to the acquisitions of UPE and IPA Europe, the Company focused on serving primarily the diagnostic antibody market in North America. Since such acquisitions, the Company has redirected most of its focus to the therapeutic antibody market and delivering an expanded portfolio of products and services to customers in Europe, a broader segment of North America and the rest of the world.

Competition

The Company competes primarily against other CROs as well as services provided by in-house R&D departments of biopharmaceutical companies. The Company’s major CRO competitors include, but are not limited to, Abveris, Inc., Genovac GmbH (formerly part of Aldevron, LLC), Antibody Solutions, Aragen Bioscience Inc., AbCellera Biologics Inc., and Lake Pharma, Inc.

Competitive factors in the industry in which the Company operates include, but are not limited to, experience within specific therapeutic areas, quality of staff and services, reliability, range of provided services, ability to recruit principal investigators into studies expeditiously, location of facilities, speed to completion, price and overall value. The Company believes it competes effectively with its competitors across these factors, particularly due to its full-service operating model, its therapeutic expertise, its single-vendor platform and its experienced and committed management team. However, some of the Company’s competitors have greater financial resources and, after years of marketing and operations, an increased brand awareness in the market. Many are also well known for niche specialities such as antibody development against glycosylated peptides or specific chemical modifications, specialties that the Company also houses, but is not yet well known for, which could put the Company at a competitive disadvantage with respect to these competitors.

Many competitors offer custom antibody production services in addition to large catalogues of antibodies available for sale through their websites. In recent years, some competitors have been acquired and merged into larger companies, particularly larger laboratory facilities.

According to a 2019 report by Healthcare Life Sciences, the R&D antibodies market is highly fragmented with over 1,000 entities globally, though relatively few of full scale and breadth of service, with the continued opportunity for value-accretive M&A.

The Company has a long-standing acceptance of its customized antibodies services in the market. The Company believes that the market acceptance of its products will continue as it organically grows its business, optimizes its laboratories, new sales and marketing capacities and production processes to support long-term growth. Further, the Company is one of the few approved CROs for providing multiple transgenic animal models to the market, enabling development of therapeutic antibodies without the need for antibody humanization.

See “Risk Factors – Risks Related to the Business of the Company – Competition”.

Strategy and Outlook

The Company’s management team places an emphasis on initiatives designed to drive revenue, bolster internal assets and maximize shareholder value. The Company aims to continue to build on revenue and asset generation through internal development and well-informed, strategic acquisitions and joint ventures. The Company’s strategy also includes growth through alliances and partnerships, within both its research (Talem) and service sectors, as well as potential new market sectors such as pre-clinical and clinical manufacturing.

The Company’s objective is to continue growing as a preferred partner for therapeutic antibody researchers. Therefore, the Company’s aim is to deliver a comprehensive and integrated continuum of protein and antibody services to its partners to enable them to bring new and enhanced therapies to the clinic faster. The Company intends to continue focusing on the development and refinement of its integrated end-to-end platform, which, when coupled with strong scientific know-how, can help partners navigate through the process of lead candidate selection. The Company offers customized solutions for antibody discovery while providing details via the project management team to ensure partners have the project data they need, with the security measures required to ensure their peace of mind.

The Company believes its strategy is supported by growing trends in pharma and finance. Large pharmaceutical companies continue to outsource research, with trends showing an increase on the reliance of CROs to improve the efficiency and cost of development, increase turnaround time, and access advanced and integrated expertise. A report by Objective Capital Partners dated July 3, 2019 titled “CRO Sector Fundamentals Remain Hot for M&A Consolidation” identified several major drivers of the CRO industry growth, including robust biopharmaceutical funding, accelerated drug approval rates, the growing number of clinical trials, and proliferation of biopharmaceutical companies without own internal research and clinical capabilities.

To streamline, many large pharmaceutical companies are limiting the number of external CRO vendors that can be contracted. This is particularly promising for those CROs that fill multiple niches in the discovery and manufacturing pipeline, as the Company believes it can do.

According to a report titled “Global and China Monoclonal Antibody Industry Report, 2019-2025” published in April 2019 on ResearchandMarkets.com, the key industry participants serving the monoclonal antibodies market are Novartis, Merck & Co., Amgen, AbbVie, Johnson & Johnson, Roche. In 2016, Novartis invested U.S.$9 billion in R&D, according to its own publication “Corporate Responsibility Performance Report 2016”.

In May 2020 ResearchandMarkets.com stated in their report “Global Antibody Production Market (2020 to 2025) – Growth, Trends, and Forecasts” that investments by pharma and biotech companies in antibody R&D are expected to increase given the rising prevalence of cancer, autoimmune disease and other chronic diseases. Accordingly a piece on the website for Genetic Engineering & Biotechnology News titled “Antibody Discovery Looks over the Horizon” published on February 7, 2019, antibodies are mainstay in oncology as physicians move away from other types of therapies such as small molecules. In recent years, the success of key pipeline drugs in the immuno-oncology space have been a key component of the record high capital market funding for the biotechnology sector, according to Objective Capital Partners’ report on the CRO sector fundamentals, as noted above.

COVID-19 R&D

There is an ongoing need for therapeutics to protect against Covid-19 even when a vaccine is available, as vaccines do not provide protection for all individuals. This is particularly true for immunocompromised individuals such as the elderly, cancer patients, individuals with HIV or those undergoing bone marrow and organ transplants, whose immune systems are too weak to mount an effective response upon vaccination. Without 100% protection, important segments of higher exposure risk populations will likely be left unprotected – namely front line workers and those living in group care.

Therapeutic antibodies are providing breakthrough medicines for cancer, inflammation, autoimmune and infectious diseases due in part to their high on-target affinity and exquisite specificity making them highly efficacious with good safety profiles.

Technological advances in antibody production methods such as B cell sorting now enable the rapid and systematic identification of high-quality fully human antibodies from healthy donors, diseased patients and transgenic animals. Furthermore, when therapeutic antibodies are combined into cocktails, they can provide unique protection against infectious diseases by working as a team synergistically to neutralize pathogens via engaging multiple mechanism of action in concert, boosting potency beyond the sum of their individual components. Single antibodies are vulnerable to mutagenic escape and can be rendered ineffective by a single point mutation in the virus. In contrast, antibody cocktails may protect against mutagenic escape because they cover a larger epitope footprint on the pathogen’s surface than possible with a single antibody, providing longer-lasting protection against emerging mutations.

The Company’s diverse panel of antibodies with therapeutic potential can be curated into synergistic cocktails, providing opportunities for out-licensing and sponsorship deals which the Company believes would enable it to respond quickly to emerging viral mutants as well as formulation into bi- or multi-specifics.

The Company is presently manufacturing a selection of what it believes to the be preliminary lead candidates for monoclonal antibodies in human format for preclinical testing and aim to use the resulting data to support conversations with sponsors, potential partners and funding agencies. The Company anticipates similar cocktail formulations, including its bi-specific, cocktail formulations, to also follow into pre-clinical testing in the near term. As result, the Company anticipates that such developments will provide on-going opportunities for commercialization.

The Company is also testing adjuvanted, protein-based vaccines, based on a well-defined region of the SARS-CoV-2 spike protein. The Company has obtained funding from TRANSVAC2 and applied for additional funding from CEPI, and anticipates moving this trial forward to a second pre-clinical study (two animal systems are recommended in the pre-clinical setting) which, following positive results, would be its first vaccine clinical candidate. The Company intends to combine the data obtained from this on-going trial with structural data from electron microscopy imaging of lead therapeutic candidates to inform the final formulation of its Polytope™ vaccine candidates.

See also “Summary Description of the Business – Research and Development – COVID-19 Therapeutic Research” and “Risk Factors – Risks Related to the Business of the Company”.

Intellectual Property

The Company has initiated the protection of new innovation in its product pipeline and has trademarked its ImmunoProtect™, Rapid Prime™ and rPExTM technologies. Its intellectual property strategy has been to protect its intellectual property primarily through a combination of trade secrets and copyright. See also “Risk Factors”.

Regulatory Environment

The development, testing, manufacturing, labeling, storage and approval of antibody and therapeutic products are subject to regulation by various government authorities in Canada and Europe. Companies in the pharmaceutical and biotechnology industries, such as the Company’s partners and third parties who may license to Company’s products and who carry out clinical trials in respect of such products, are subject to stringent regulations. These regulations apply to the Company’s partners and are generally applicable to the Company when it is providing services to partners. Consequently, the Company must comply with relevant laws and regulations in the conduct of its business. The Company is in compliance with all Canadian and European regulations regarding the on-going operation of its laboratory facilities and delivery of all its products and services. As the Company does not currently provide any laboratory services to its partners from the United States, it is not currently subject to any regulatory regime in the United States that is equivalent to those in Canada and Europe which govern it’s laboratory operations. The Company conducts its operations in compliance with all applicable United States laws and regulations, including, but not limited to, corporate, employment and tax laws. See also “Risk Factors”.

RISK FACTORS

Investing in the Securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, investors should carefully consider the risks described below before purchasing Securities. If any of the following risks actually occur, the Company’s business, financial condition and results of operations could materially suffer. As a result, the trading price of the Securities, including the Common Shares, could decline, and investors may lose all or part of their investment. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that it currently deems to be immaterial may also materially and adversely affect the Company’s business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, including the Company’s AIF and consolidated financial statements and related notes.

Risks Related to the Business of the Company

Negative Operating Cash Flow and Going Concern

The Company has negative cash flow from operating activities and has historically incurred net losses. There is no assurance that the Company will generate sufficient revenues in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company expects to need to raise additional funds through issuances of securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. The independent auditor’s report on the Company’s consolidated financial statements draws attention to the material uncertainty that may cast doubt on the Company’s ability to continue as a going concern. Importantly, the inclusion in the Company’s financial statements of a going concern opinion may negatively impact the Company’s ability to raise future financing. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets, or curtail or discontinue the Company’s operations. If any of these events happen, investors may lose all or part of their investment.

Liquidity and Future Financing Risk

Although the Company is a going concern, the Company does not have cash reserves for funding future growth and expansion and therefore may require additional financing in order to fund future growth in operations and expansion plans. The Company’s ability to secure any required financing to sustain its operations will depend in part upon prevailing capital market conditions, as well as the Company’s business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to the Company’s management. If additional financing is raised by issuing shares of the Company, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may be required to scale back its business plan.

Financial Position and Additional Needs for Liquidity and Capital

The Company is a biopharmaceutical company focused on the development of novel, therapeutic antibodies. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. The Company does not have any products approved by regulatory authorities and has not generated substantial revenues from collaboration and licensing agreements or clinical product sales to date, and has incurred significant research, development and other expenses related to ongoing operations and expects to continue to incur such expenses. As a result, the Company has not been profitable and has incurred operating losses in every reporting period since its inception and has a significant accumulated deficit. Operating costs are expected to increase in the near term as the Company continues product development efforts and expects to continue until such time as any future product sales, royalty payments, licensing fees, and/or milestone payments are sufficient to generate revenues to fund continuing operations. In addition, the Company’s operating expenses are expected to increase compared to last year as a result of its U.S. public reporting company status. The Company is unable to predict the extent of any future losses or when this business section will become profitable, if ever. Even if the Company achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Strategic Alliances

The Company currently has, and may in the future enter into, strategic alliances with third parties that the Company believes will complement or augment its existing business. The Company’s ability to enter into strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operation.

The Company may not be able to enter into collaboration agreements on terms favorable to the Company or at all. Furthermore, some of those agreements may give substantial responsibility over the Company’s drug candidates to the collaborator.

If the Company enters into collaboration agreements for one or more of its drug candidates, the success of such drug candidates will depend in great part upon the Company’s and its collaborators’ success in promoting them as superior to other treatment alternatives. The Company believes that its drug candidates may be proven to offer disease treatment with notable advantages over other drugs. However, there can be no assurance that the Company will be able to prove these advantages or that the advantages will be sufficient to support the successful commercialization of its drug candidates.

Regulatory or Agency Proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operations.

Litigation Risk

The Company may become party to litigation from time to time in the ordinary course of business, including, but not limited to, in connection with its operations or pursuant to the terms of any of its commercial agreements, which could adversely affect its business. Should any litigation in which the Company becomes involved be decided against the Company, such a decision could adversely affect the Company’s ability to continue operating and the value of the Securities and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property Protection

The Company’s success will depend on its ability to obtain, protect and enforce patents on its technology and products. Any patents that the Company may own or license in the future may not afford meaningful protection for its technology and products. The Company’s efforts to enforce and maintain its intellectual property rights may not be successful and may result in substantial costs and diversion of management time. In addition, others may challenge patents the Company may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable or it may be forced to stop using the technology covered by these patents or to license the technology from third parties. In addition, current and future patent applications on which the Company depends may not result in the issuance of patents. Even if the Company’s rights are valid, enforceable and broad in scope, competitors may develop products based on similar technology that is not covered by the Company’s patents. Further, since there is a substantial backlog of patent applications at the various patent offices, the approval or rejection of the Company and its competitors’ patent applications may take several years.

In addition to patent protection, the Company also relies on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of the Company’s trade secrets and proprietary information, the Company requires its employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide the Company with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in the Company’s industry, the Company may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities the Company conducts. In some situations, the Company’s confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom its employees, consultants or advisors have prior employment or consulting relationships. Although the Company require its employees and consultants to maintain the confidentiality of all confidential information of previous employers, the Company or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to its trade secrets. The Company’s failure to protect its proprietary information and techniques may inhibit or limit its ability to exclude certain competitors from the market and execute its business strategies.

Regulatory Approval Processes

The Company’s businesses are subject to certain laws, regulations, and guidelines. Although the Company intends to comply with all such laws, regulations, and guidelines there is no guarantee that the governing laws and regulations will not change which will be outside of the Company’s control. Numerous statutes and regulations govern the preclinical and clinical development, manufacture and sale, and post-marketing responsibilities for non-therapeutic and human therapeutic products in the United States, European Union, Canada, Australia and other countries that are the intended markets for current and future product candidates. Such legislation and regulation governs the approval of manufacturing facilities, the testing procedures, and controlled research that must be carried out, and the preclinical and clinical data that must be collected prior to marketing approval. The Company’s R&D efforts and the manufacturing and marketing of any products the Company may develop, will be subject to and restricted by such extensive regulation.

The process of obtaining necessary regulatory approvals is lengthy, expensive, and uncertain. The Company may fail to obtain the necessary approvals to commence or continue manufacturing or marketing potential products in reasonable time frames, if at all. In addition, governmental authorities may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products the Company may develop.

Though the Company does not intend to conduct clinical trials itself, the aforementioned regulations may impact the further development of products by its partners or a third party who may license any of the Company’s products. Completing clinical testing and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources of the Company and that of its partners and third-parties who may license any of the Company’s products. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company’s partners or third-parties who may license the Company’s products, or by the various regulatory authorities if it is determined at any time that the subjects or patients are being exposed to unacceptable risks.

No assurance can be given that the Company’s current or future product candidates will prove to be safe and effective in clinical trials or that such product candidates will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

Publicly Announced Milestones

From time to time, the Company may announce the timing of certain events which are expected to occur, such as the anticipated timing of results from its research and manufacturing processes, or of clinical trials that may be conducted in respect of the Company’s products by its partners and third-parties who may license such products. These statements are forward-looking and are based on the best estimates of management at the time. However, the timing of events such as the initiation or completion of certain research or manufacturing endeavours, clinical trials, filing of applications to obtain regulatory approval, or announcements of additional research or clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a research phase or clinical trial, problems with a CMO or CRO or any other event having the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on the Company’s business plan, financial condition or operating results, and the trading price of the Common Shares.

Business Development and Marketing Strategies

The Company’s future growth and profitability will depend on the effectiveness and efficiency of its national and international business development and marketing and sales strategy, including the Company’s ability to (i) grow brand recognition for its services internationally; (ii) determine appropriate business development, marketing and sales strategies and (iii) maintain acceptable operating margins on such costs. There can be no assurance that business development, marketing and sales costs will result in revenues for the Company’s business in the future, or will generate awareness of the Company’s products and services. In addition, no assurance can be given that the Company will be able to manage the Company’s business development, marketing and sales costs on a cost-effective basis.

Competition

Although the Company believes that there are only a limited number of full-service, biologics, CRO firms, the Company may face intense competition in selling its products and services. Some competitors may have marketing, financial, development and personnel resources which exceed those of the Company. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the Company’s business, financial condition and results of operations. To remain competitive, the Company believes that it must effectively and economically provide: (i) products and services that satisfy partner demands, (ii) superior partner service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require the Company to reduce prices or increase spending on sales and marketing and partner support, which may have a material adverse effect on its financial condition and results of operations. Any decrease in the quality of the Company’s products or level of service to partners or any occurrence of a price war among the Company’s competitors may adversely affect the business and results of operations. Partner reach, service and on-time delivery will continue to be a hallmark of the Company’s ability to compete with other market players. Further, the acquisitions translate to spreading the Company’s footprint on two continents. In addition, the Company has deployed a sales team tasked with continually sourcing and providing market intelligence as part of its activities.

Market Perception of Smaller Companies

Market perception of smaller companies may change, potentially affecting the value of investors’ holdings and the ability of the Company to raise further funds through the issue of further Common Shares or otherwise. The share price of publicly traded smaller companies can be highly volatile. The value of the Common Shares may go down as well as up and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Common Shares, results of operations, changes in earnings estimates or changes in general market, economic and political conditions.

Research and Development and Product Development

The Company is a life science company that makes customized antibodies and is engaged in the research and product development of new antibodies, processes, procedures and innovative approaches to the antibody production. The Company has been engaged in such research and development activities for over 30 years and has had significant success. Continued investment in retaining key scientific staff, as well as an ongoing commitment in research and development activities, will continue to be a cornerstone in the Company’s development of new services, processes, and competitive advantages such as Rapid Prime™, B cell Select™, DeepDisplay™ and its methods for the production of human antibodies. The Company realizes that such research and product development activities endeavour, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies. Furthermore, if it does not achieve sufficient market acceptance of its expansion of its commercialization of its products and services, it will be difficult for the Company to achieve consistent profitability. The Company’s marketing and sales approach and external sales personnel continues to introduce a steady stream of new partners.

Management of Growth

The Company may be subject to growth-related risks including pressure on its internal systems and controls. The Company ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. The Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Selection and Integration of Acquired Businesses and Technologies

The Company has expanded its business through acquisitions. The Company may plan to continue to acquire businesses and technologies and form strategic alliances. However, businesses and technologies may not be available on terms and conditions the Company finds acceptable. The Company risks spending time and money investigating and negotiating with potential acquisition or alliance partners, but not completing transactions.

Acquisitions and alliances, including those which have been completed by the Company as of the date of this Prospectus, involve numerous risks which may include:

•	difficulties in achieving business and financial success;

•	difficulties and expenses incurred in assimilating and integrating operations, services, products, technologies or pre-existing relationships with the Company’s partners, distributors and suppliers;

•

challenges with developing and operating new businesses, including those that are materially different from the Company’s existing businesses and that may require the development or acquisition of new internal capabilities and expertise;

•

potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification the Company’s may obtain from the seller or the insurance acquired in connection with the transaction;

•	loss of key employees;

•	the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;

•	diversion of management’s attention from other business concerns;

•	a more expansive regulatory environment;

•

acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of the Company’s common stock to the shareholders of the acquired company, dilutive to the percentage of ownership of the Company’s existing shareholders;

•	differences in foreign business practices, customs and importation regulations, language and other cultural barriers in connection with the acquisition of foreign companies;

•	new technologies and products may be developed that cause businesses or assets the Company’s acquires to become less valuable; and

•	disagreements or disputes with prior owners of an acquired business, technology, service or product that may result in litigation expenses and diversion of the Company’s management’s attention.

If an acquired business, technology or an alliance does not meet the Company’s expectations, its results of operations may be adversely affected.

Some of the same risks exist when the Company decides to sell a business, site or product line. In addition, divestitures could involve additional risks, including the following:

•	difficulties in the separation of operations, services, products, and personnel;

•	diversion of management’s attention from other business concerns; and

•	the need to agree to retain or assume certain current or future liabilities in order to complete the divestiture.

The Company’s continually evaluates the performance and strategic fit of its businesses (including specific product lines and service offerings) to determine whether any divestitures are appropriate. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets and which could have an adverse effect on the Company’s results of operations and financial condition. In addition, the Company may encounter difficulty in finding buyers or alternative exit strategies at acceptable prices and terms, and in a timely manner. The Company may not be successful in managing these or any other significant risks that it encounters in divesting a business, site or product line or service offering and, as a result, may not achieve some or all of the expected benefits of the divestiture.

Loss of Partners

The Company’s partners may terminate their contracts with it upon 30 to 90 days’ notice for a number of reasons or, in some cases, for no reason. Although the Company’s partners are currently comprised of a number of small and larger pharma entities, the Company is making a strategic shift to increase the number of larger pharma and biotech partners, including the size of each service contract. If any one of the Company’s major partners cancels its contract with the Company, its revenue may decrease.

Reduction in Demand

The Company’s business could be adversely affected by any significant decrease in drug R&D expenditures by pharmaceutical and biotechnology companies, as well as by academic institutions, government laboratories or private foundations. Similarly, economic factors and industry trends that affect the Company’s partners in these industries also affect their R&D budgets and, consequentially, the Company’s business as well.

The Company’s partners include researchers at pharmaceutical and biotechnology companies. The Company’s ability to continue to grow and win new business is dependent in large part upon the ability and willingness of the pharmaceutical and biotechnology industries to continue to spend on molecules in the non-clinical phases of R&D and to outsource the products and services the Company provides. Furthermore, the Company’s partners (particularly larger biopharmaceutical companies) continue to search for ways to maximize the return on their investments with a focus on lowering R&D costs per drug candidate. Fluctuations in the expenditure amounts in each phase of the R&D budgets of these researchers and their organizations could have a significant effect on the demand for the Company’s products and services. R&D budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities, general economic conditions, institutional budgetary policies and the impact of government regulations, including potential drug pricing legislation. Available funding for biotechnology partners in particular may be affected by the capital markets, investment objectives of venture capital investors and priorities of biopharmaceutical industry sponsors.

Reduction or Delay in Government Funding of R&D

A small portion of revenue is derived from partners at academic institutions and research laboratories whose funding is partially dependent on both the level and timing of funding from government sources in Canada, such as NRC, and the United States, such as the NIH, and international agencies, which can be difficult to forecast. Government funding of R&D is subject to the political process, which is inherently fluid and unpredictable. The Company’s revenue may be adversely affected if its partners delay purchases as a result of uncertainties surrounding the approval of government budget proposals, included reduced allocations to government agencies that fund R&D activities. Government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to government agencies that fund R&D activities, or such funding may not be directed towards projects and studies that require the use of the Company’s products and services, both of which could adversely affect the Company’s business and financial results.

Public Company in the United States

As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of business by diverting the attention of some of the Company’s senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition. In general, the United States tends to be more litigious than Canada and being a public company in the United States may make it more likely that the Company is subjected, from time to time, to the types of lawsuits that affect public companies in the United States.

Delivery and Performance Requirements in Partner Contracts

In order to maintain its current partner relationships and to meet the performance and delivery requirements in its partner contracts, the Company must be able to provide products and services at appropriate levels and with acceptable quality and at an acceptable cost. The Company’s ability to deliver the products and provide the services it offers to its partners is limited by many factors, including the difficulty of the processes associated with its products and services, the lack of predictability in the scientific process and the shortage of qualified scientific personnel. In particular, a large portion of the Company’s revenue depends on producing biologics and the current rate at which the Company is producing them. Some of the Company’s partners can influence when it will deliver products and perform services under their contracts. If the Company is unable to meet its contractual commitments, it may delay or lose revenue, lose partners or fail to expand its existing relationships.

Patent and Other Intellectual Property Litigation

The drug research and development industry has a history of patent and other intellectual property litigation and these lawsuits will likely continue. Because the Company produces and provides many different products and services in this industry, it faces potential patent infringement suits by companies that control patents for similar products and services. In order to protect or enforce the Company’s intellectual property rights, it may have to initiate legal proceedings against third parties. In addition, others may sue the Company for infringing their intellectual property rights or the Company may initiate a lawsuit seeking a declaration from a court that it does not infringe the proprietary rights of others. The patent positions of pharmaceutical, biotechnology and drug discovery companies are generally uncertain and involve complex legal and factual questions. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents like those for which the Company has applied. Legal proceedings relating to intellectual property would be expensive, take significant time and divert management’s attention from other business concerns, whether the Company wins or loses. The cost of such litigation could affect the Company’s profitability.

Further, if the Company does not prevail in an infringement lawsuit brought against it, the Company might have to pay substantial damages, including treble damages, and it could be required to stop the infringing activity or obtain a license to use the patented technology. Any required license may not be available to the Company on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and therefore, the Company’s competitors may have access to the same technology licensed to the Company. If the Company fails to obtain a required license or are unable to design around a patent, it may be unable to sell some of its products or services.

Key Personnel Risk

The Company’s success will depend on its directors’ and officers’ ability to develop the Company’s business and manage its operations, and on the Company’s ability to attract and retain the Chief Executive Officer, management team and other key technical, sales, public relations and marketing staff or consultants to operate and grow the business. The loss of any key person or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for experienced scientists is intense. The Company competes with pharmaceutical and biotechnology companies, including its partners and collaborators, medicinal chemistry outsourcing companies, contract research companies, and academic and research institutions to recruit scientists. The Company’s inability to hire additional qualified personnel may also require an increase in the workload for both existing and new personnel. The Company may not be successful in attracting new scientists or management or in retaining or motivating its existing personnel. The shortage of experienced scientists, and other factors, may lead to increased recruiting, relocation and compensation costs for such scientists, which may exceed the Company’s expectations. These increased costs may reduce the Company’s profit margins or make hiring new scientists impracticable.

Pandemic Risk

The Company is currently unable to determine whether the ongoing COVID-19 pandemic will have a negative effect on the Company’s results in the remainder of 2020 or beyond, and the future course and duration of the outbreak remain unknown. There has been minimal impact on the Company’s operations and results to date, and the Company has not experienced negative impact on its sales or supply chain. The Company’s sales, operations and financial performance could suffer given a potential rapidly spreading virus. Internally, the virus may infect its employees resulting in operating at lower productivity levels or even a complete laboratory shutdown. The Company’s business is dependent on its laboratories to produce its products and services which if not operating will impact the financial performance of the company and its ability to meet its obligations. The Company has diversified geographic locations with the ability to perform similar services at other sites. In addition, certain roles have the ability to work remotely and the Company has business interruption insurance which may aid in the recovery of lost profits. External factors may also contribute to this risk, such as the impact of a pandemic on the Company’s partners and suppliers. See also “Summary Description of the Business – Research and Development – COVID-19 Therapeutic Research”.

Brand Awareness

The Company’s expansion of its products and services depends on increasing brand awareness with respect to its products and services. There is no assurance that the Company will be able to achieve sufficient brand awareness. In addition, the Company must successfully develop a larger market for its services in order to increase the sales of its services. If the Company is not able to successfully develop a market for its services, then such failure will have a material adverse effect on the business, financial condition and operating results of the Company.

Conflicts of Interest Risk

Certain of the Company’s directors and officers are also involved as advisors for other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

In addition, the directors and the officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Outsourcing Trend in Non-Clinical Discovery Stages of Drug Discovery

Over the past decade, pharmaceutical and biotechnology companies have generally increased their outsourcing of non-clinical research support activities, such as antibody discovery. While many industry analysts expect the outsourcing trend to continue to increase for the next several years (although with different growth rates for different phases of drug discovery and development), decreases in such outsourcing may result in a diminished growth rate in the sales of any one or more of the Company’s service lines and may adversely affect the Company’s financial condition and results of operations.

Competition and Obsolescence

The pharmaceutical and biotechnology industries are characterized by rapid and continuous technological innovation. The Company competes with companies around the world that are engaged in the development and production of products and services, including pharmaceutical companies, biotechnology companies, and contract research companies. Academic institutions, governmental agencies and other research organizations also are conducting research and developing technologies in areas in which the Company provides services, either on its own or through collaborative efforts. The Company’s pharmaceutical and biotechnology company partners have internal departments that provide products and services that directly compete with the Company’s products and services. Many of the Company’s competitors offer a broader range of products and services and have greater access to financial, technical, scientific, business development, recruiting and other resources than the Company does, and some of its competitors may also operate with a lower cost structure. The Company anticipates that it will face increased competition in the future as it expands its operations and its products and services and as new companies enter the market and advanced technologies become available. The Company’s products, services and expertise may become obsolete or uneconomical due to technological advances or entirely different approaches developed by the Company, its partners or one or more of its competitors. For example, advances in databases and molecular modeling tools that predict how effectively compounds will treat a targeted disease may render some of its technologies obsolete. While the Company plans to develop technologies that will give it a competitive advantage, it may not be able to develop the technologies necessary for it to successfully compete in the future. Additionally, the existing approaches of the Company’s competitors or new approaches or technologies developed by its competitors may be more effective than those it develops. The Company may not be able to compete successfully with existing or future competitors.

Other competitive factors could force the Company to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to the Company’s drug candidates. If the Company is not able to compete effectively against current and future competitors, its business will not grow and its financial condition and operations will suffer.

Global Economic Conditions

Current global economic conditions could have a negative effect on the Company’s business and results of operations. Market disruptions have included extreme volatility in securities prices, as well as severely diminished liquidity and credit availability. The economic crisis may adversely affect the Company in a variety of ways. Access to lines of credit or the capital markets may be severely restricted, which may preclude the Company from raising funds required for operations and to fund continued development. It may be more difficult for the Company to complete strategic transactions with third parties. The financial and credit market turmoil could also negatively impact suppliers, partners and banks with whom the Company does business. Such developments could decrease the Company’s ability to source, produce and distribute its products or obtain financing and could expose it to risk that one of its suppliers, partners or banks will be unable to meet their obligations under agreements with the Company.

Limited Number of Suppliers

The Company currently purchases animals and certain key components of biological and chemical materials that it uses in its products and services from a limited number of outside sources. The Company’s reliance on its suppliers exposes it to risks, including: (i) the possibility that one or more of its suppliers could terminate their services at any time without penalty; (ii) the potential inability of its suppliers to obtain required materials; (iii) the potential delays and expenses of seeking alternative sources of supply; and (iv) reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternative suppliers.

Consequently, if materials from the Company’s suppliers are delayed or interrupted for any reason, the Company may not be able to deliver its products and perform its services on a timely basis or in a cost-efficient manner.

Uninsured or Uninsurable Risk

The Company may become subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s usual business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Restricted Use of Scientific Information

The Company’s ability to improve the efficiency of the CRO services it provides by, among other things, developing an effective database designed to predict how chemical compounds interact with a targeted disease-related protein, depends in part on the Company’s generation and use of information that is not proprietary to its partners and that it derives from performing these services. However, the Company’s partners may not allow it to use this information with other partners, such as the general interaction between types of chemistries and types of drug targets that the Company generates when performing drug discovery services for its partners. Without the ability to use this information, the Company may not be able to develop a database, which may limit its ability to improve the efficiency of the drug discovery services it provides.

Failure of Laboratory Facilities

The Company’s operations could suffer as a result of a failure of its laboratory facilities. The Company’s business will be dependent upon a laboratory infrastructure to produce products and services. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

Further, many of the Company’s operations are comprised of complex mechanical systems that are subject to periodic failure, including aging fatigue. Such failures are unpredictable, and while the Company has made significant capital expenditures designed to create redundancy within these mechanical systems, strengthened biosecurity, improved operating procedures to protect against such contaminations, and replaced impaired systems and equipment in advance of such events, failures and/or contaminations may still occur.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality of standard of the Company’s products and services expected from partners. There is no assurance that the Company will be able to expand and operate such state of the art laboratory services and recruit and retain qualified staff.

The Company produces and supplies antibodies and there is no guarantee that such production will be successful and produce the desired results. As a result, the Company continues to be exposed to potential liability that may exceed any insurance coverage that the Company may obtain in the future. As a result, the Company may incur significant liability exposure, which may exceed any insurance coverage that the Company may obtain in the future. Even if the Company elects to purchase such insurance in the future, the Company may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims may increase the Company’s operating loss and affect its financial condition.

Contaminations in Animal Populations

Animals that the Company uses must be free of certain infectious agents, such as certain viruses and bacteria, because the presence of these contaminants can distort or compromise the quality of research results and could adversely impact animal health. The presence of these infectious agents in the Company’s animal facility and certain service operations could disrupt the Company’s animal service businesses, harm the Company’s reputation and result in decreased sales.

Contaminations are unanticipated and difficult to predict and could adversely impact the Company’s financial results. If they occur, contaminations typically require cleaning up, renovating, disinfecting, retesting and restarting production or services. Such clean-ups result in inventory loss, clean-up and start-up costs, and reduced sales as a result of lost orders and potentially credits for prior shipments. Contaminations also expose the Company to risks that partners will request compensation for damages in excess of the Company’s contractual indemnification requirements.

Unauthorized Access into Information Systems

The Company operates large and complex information systems that contain significant amounts of partner data. As a routine element of the Company’s business, the Company collects, analyzes and retains substantial amounts of data pertaining to the non-clinical research it conducts for its partners. Unauthorized third parties could attempt to gain entry to such information systems to steal data or disrupt the systems. The Company has taken measures to protect them from intrusion.

The Company’s contracts with its partners typically contain provisions that require the Company to keep confidential the information generated from the research conducted. In the event the confidentiality of such information is compromised, whether by unauthorized access or other breaches, the Company could be exposed to significant harm, including termination of customer contracts, damage to its customer relationships, damage to its reputation and potential legal claims from customers, employees and other parties. In addition, the Company may face investigations by government regulators and agencies as a result of a breach.

Further, the Company is required to comply with the data privacy and security laws in many jurisdictions. For example, the Company required to comply with the European Union General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018 and imposes heightened obligations and enhanced penalties for noncompliance (including up to four percent (4%) of global revenue). The cost of compliance, and the potential for fines and penalties for non-compliance, with GDPR may have a significant adverse effect on the Company’s business and operations. Also, the California legislature passed the California Consumer Privacy Act (“CCPA”), which became effective January 1, 2020. The CCPA creates new transparency requirements and grants California residents several new rights with regard their personal information. Failure to comply with the CCPA may result in, among other things, significant civil penalties and injunctive relief, or potential statutory or actual damages. The Company has made changes to, and investments in, its business practices and will continue to monitor developments and make appropriate changes to help attain compliance with these evolving and complex regulations.

Enforcement of Civil Liabilities

The Company is organized under the laws of the Province of British Columbia with its registered place of business in Canada, some of its directors and officers reside outside the United States and the majority of the Company’s assets and the all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

Foreign Private Issuer

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Company are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the officers, directors and principal shareholders of the Company purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. It is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies. In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, provided that the Company discloses the requirements that are not being followed and describes the Canadian practices being followed instead. The Company plans to rely on this exemption. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Foreign Exchange Rates

The Company may conduct business with partners, distributors, suppliers, other service providers and affiliates in currencies other than Canadian Dollars. Therefore, the Company’s business could be adversely affected by fluctuations in domestic or foreign currencies.

Risks Related to the Securities of the Company

Effects of Future Sales or Issuances of Equity Securities or Debt Securities

The Company may sell additional Equity Securities in subsequent offerings (including through the sale of securities convertible into Equity Securities) and may issue additional Equity Securities to finance operations, acquisitions or other projects. The Company cannot predict the size of future issuances of Equity Securities or the size and terms of future issuances of debt instruments or other securities convertible into Equity Securities or the effect, if any, that future issuances and sales of Securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to securityholders. Exercises of presently outstanding share options may also result in dilution to securityholders.

The Company’s board of directors (the “Board”) has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, the Company expects that it will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of Securities, or the availability of such Securities for sale, could adversely affect the prevailing market prices for Securities and dilute investors’ earnings per share. A decline in the market prices of the Securities could impair the Company’s ability to raise additional capital through the sale of Securities should the Company desire to do so. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell Equity Securities at a time and price that it may deem to be appropriate.

Common Share Price Volatility

An investment in the Company’s Securities is highly speculative. The market prices for the securities of pharmaceutical companies, including the Company’s, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the financial performance or prospects of any particular company. In addition, because of the nature of the Company’s business, certain factors such as announcements, competition from new therapeutic products or technological innovations, governmental regulations, fluctuations in operating results, results of clinical trials that may be conducted by the Company’s partners or third parties that may license the Company’s products, public concern regarding the safety of drugs generally, general market conductions, developments in patent and proprietary rights, the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements, operating performance and the performance of competitors and other similar companies, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the life sciences sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of the Company’s prospects could cause the price of the Securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress the price of the Securities, including the price of the Common Shares, regardless of the Company’s financial and operating results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against said company. Litigation of this type, if instituted, could result in substantial costs and a diversion of the Company’s management’s attention and resources.

Discretion in Use of Proceeds

While detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of the net proceeds from an offering by the Company of its securities. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. Investors and securityholders may not agree with how the Company allocates or spends the proceeds from an offering of Securities. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of its Securities, including the market value of the Common Shares, and that may increase its losses.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board, after taking into account a multitude of factors appropriate in the circumstances, including the Company’s operating results, financial condition and current and anticipated cash needs.

Liquid Market for Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV or achieve listing on any other public listing exchange.

The Company has applied to list the Common Shares on the Nasdaq. The Common Shares are not currently listed on a national stock exchange in the United States. If an active trading market does not develop in the United States, investors may have difficulty selling any of the Common Shares that they buy over a U.S. exchange. The Company cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the Nasdaq or otherwise, or how liquid that market might become. The price of the Common Shares in any offering that may be completed pursuant to a Prospectus Supplement may not be indicative of prices that will prevail in the United States trading market or otherwise following such offering. Listing of the Common Shares on the Nasdaq in addition to the TSXV may increase price volatility on the TSXV and also result in volatility of the trading price on the Nasdaq because trading will be in two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

Lack of Market for Securities other than Common Shares

There is currently no market through which any of the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Units or Warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Debt Securities, Subscription Receipts, Units or Warrants purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

Unsecured Debt

Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured and will rank equally in right of payment with all of the Company’s other existing and future unsecured debt. The Debt Securities will be effectively subordinated to all of the Company’s existing and future secured debt to the extent of the assets securing such debt. If the Company is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities, including the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities. See “Description of Debt Securities”.

USE OF PROCEEDS

Use of Proceeds

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering, the Company currently intends to use the net proceeds from the sale of Securities for working capital requirements, general corporate purposes and the advancement of its business objectives outlined below.

In order to raise additional funds to finance future growth opportunities, the Company may, from time to time, issue Securities. More detailed information regarding the use of proceeds from the sale of Securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement. The Company may also, from time to time, issue securities otherwise than pursuant to a Prospectus Supplement to this Prospectus. See also “Risk Factors – Negative Operating Cash Flow and Going Concern”.

Business Objectives

Over the next twelve months, the Company’s growth strategy includes the following:

•

Continued growth of therapeutic antibody partner network by offering broad access to platforms for use with multiple, transgenic animal species and strains and many services related to the discovery, characterization, manufacturing, optimization and engineering of antibodies and protein services.

•	Expansion of sales team as well as sales and marketing initiatives.

•	Progression of existing, and establishment of new, collaborations in the field of artificial intelligence for drug discovery.

•	Enhancement of existing technologies, and/or access to technologies, for bi- and multi-specific antibody generation and manufacturing.

•	Addition of VLP generation for immunization and screening.

•	Addition of a new human library to offer a broader diversity in lead candidates in future campaigns.

•	Implementation of next-generation of B cell selection and screening technology.

•

Expansion of the vivarium at IPA Canada to answer the increasing demand for rodent immunizations, both wild-type and transgenic animals, as well as to expand opportunities for pre-clinical animal trials.

•	Increase automation and throughput in protein manufacturing to increase capacity.

•	Intensification of collaborations with third-party transgenic animal companies, offering streamlined transgenic animal access for partners.

•

Support and intensification of collaborative partnerships and internal therapeutic antibody discovery to design, develop, select and test novel, therapeutic antibodies against a variety of disease indications, including, but not limited to, immuno-oncology and COVID-19.

In connection with the Company’s business objectives, it is anticipated that the proceeds of any issuance of Securities in the time that this Prospectus, and any Prospectus Supplement, is valid, and thereafter, will be used as follows:

Business Objective	Anticipated Expenditures
Completion of a new GMP facility for the manufacture of proteins and antibodies for the Company’s partners, and to support pre-clinical manufacturing as needed for the Company’s internal pipeline. In connection with the development of such facility, the Company anticipates incurring costs related to new hires and the set-up and regulatory validation of equipment.	Approximately U.S.$55,900,000, excluding land purchase, if any. Approximately U.S.$2,200,000 for new hires. Approximately U.S.$1,500,000 for set-up and regulatory validation of equipment.

Business Objective	Anticipated Expenditures
Such expenses are anticipated to be incurred over a period of 29 months.

Acquisition of a CRO company with complementary, but novel, technologies to that of the Company.	Approximately U.S.$55,500,000.

Acquisition of a technology company to support partner services downstream of antibody discovery.	Approximately U.S.$25,000,000.

Further development of COVID therapeutic and vaccine assets.	Approximately U.S.$5,500,000.

Further automation and increased throughput and capacity in manufacturing at its operational sites in order to broaden the scope of its offerings.	Approximately U.S.$1,400,000.

Growth of internal asset portfolio through Talem, as well as funding to support research partnerships that may result in the sale or licensing of the Company’s assets.	Approximately U.S.$2,860,000.

Additional investments in the Company’s people, including members of its research and development, business development, and marketing and sale staff.	Approximately U.S.$1,475,000, in the aggregate, per year.

Expansion of vivarium (including remodelling of space, air quality HVAC system, biosafety cabinets, etc.)

Ongoing investments in human display library.

Ongoing R&D to further broaden immunogen generation and routes of administration.

Approximately U.S.$490,000.

Enhancement of existing technologies with new analytical equipment to expand our internal capabilities,	U.S.$515,000

Additional automation for equipment used in cell separation processes to further automate multiple, current laboratory activities,	€600,000

New hires and expansion in next generation sequencing, artificial intelligence, and as support for existing and ongoing programs.	U.S.$720,000

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at July 31, 2020, the date of the Company’s most recently filed interim financial statements. This table should be read in conjunction with the consolidated financial statements of the Company and the related notes and management’s discussion and analysis of financial condition and results of operations in respect of those statements that are incorporated by reference in this Prospectus.

	As of July 31, 2020	As of the date of this Prospectus(1)
Total Common Shares Outstanding	74,070,771	16,761,779
Total Warrants Outstanding	14,161,971	1,062,195
Total Options Outstanding	5,134,100	1,252,900
Convertible Debenture Payable	$2,341,765	$2,111,459

Notes

(1)

On November 23, 2020 the Company effected the Consolidation (as defined below). All references to Common Shares, including those issuable on the exercise of convertible securities, in the table above as of the date of this Prospectus are disclosed on a post-Consolidation basis. See “Description of Common Shares – Consolidation”.

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since July 31st, 2020, except as follows:

•	the issuance of 8,851,000 Common Shares (1,770,200 Common Shares on a post-Consolidation basis) upon the exercise of 8,851,000 warrants;

•	the issuance of 469,600 Common Shares (93,920 Common Shares on a post-Consolidation basis) upon the exercise of 469,600 options;

•	the issuance of 417,644 Common Shares (83,529 Common Shares on a post-Consolidation basis) upon the conversion of debentures; and

•	a grant of an aggregate of 1,600,000 options to consultants, officers and employees (such options being exercisable for an aggregate of 320,000 Common Shares on a post-Consolidation basis).

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

During the 12-month period before the date of this Prospectus, the Company completed the following issuances of Securities:

Common Shares

Date of Sale or Grant	Issue or Exercise Price	Number of Common Shares(1)
October 27, 2020(2)	$0.85	58,822
October 23, 2020(3)	$1.01	15,500
October 22, 2020(4)	$1.25	126,000
October 21, 2020(4)	$1.25	761,000
October 20, 2020(4)	$1.25	125,000
October 9, 2020(4)	$1.25	26,000
October 6, 2020(2)	$0.85	223,529
October 5, 2020(3)	$1.01	22,500
October 5, 2020(2)	$0.85	58,823
October 2, 2020(3)	$1.01	5,000
September 25, 2020(4)	$1.25	87,500
September 24, 2020(4)	$1.25	127,500
September 23, 2020(4)	$1.25	492,346
September 23, 2020(4)	$0.70	50,000
September 22, 2020(4)	$1.25	3,425,000
September 21, 2020(4)	$1.25	800,000
September 21, 2020(2)	$0.85	76,470
September 18, 2020(4)	$1.25	223,500
September 18, 2020(3)	$0.30	250,000
September 17, 2020(4)	$1.25	494,000
September 16, 2020(4)	$1.25	359,000
September 14, 2020(4)	$1.25	228,000
September 11, 2020(4)	$1.25	235,000
September 11, 2020(4)	$0.70	25,000
September 10, 2020(4)	$1.25	117,000
September 10, 2020(3)	$0.30	5,000
September 9, 2020(4)	$1.25	291,000
September 9, 2020(3)	$1.01	15,000
September 8, 2020(4)	$1.25	78,654
September 4,2020(4)	$1.25	40,000
September 2, 2020(4)	$1.25	202,500
September 1, 2020(4)	$1.25	165,000
August 31, 2020(4)	$1.25	83,000
August 28, 2020(4)	$1.25	65,000
August 27, 2020(4)	$1.25	91,500
August 25, 2020(4)	$1.25	10,000
August 24, 2020(4)	$1.25	17,500
August 18, 2020(4)	$1.25	25,000
August 18,2020(3)	$1.01	5,000
August 17, 2020(3)	$0.30	25,000
August 7, 2020(4)	$1.25	35,000
August 5, 2020(4)	$1.25	25,000
August 5,2020(4)	$1.25	20,000

Date of Sale or Grant	Issue or Exercise Price	Number of Common Shares(1)
August 4, 2020(3)	$0.80	121,600
July 28, 2020(3)	$1.01	5,000
July 16, 2020(4)	$1.25	50,000
July 16, 2020(4)	$0.70	30,000
July 15, 2020(4)	$1.25	35,000
July 13, 2020(3)	$0.80	78,400
July 10, 2020(4)	$1.25	30,000
July 10, 2020(4)	$0.70	20,000
July 8, 2020(4)	$1.25	10,000
July 7, 2020(4)	$1.25	15,000
July 3, 2020(4)	$1.00	295,000
July 3, 2020(4)	$0.70	60,500
July 2, 2020(4)	$0.70	10,000
June 30, 2020(4)	$1.25	15,000
June 29, 2020(4)	$1.25	255,000
June 26, 2020(4)	$1.25	125,000
June 25, 2020(4)	$1.25	8,500
June 25, 2020(4)	$0.70	10,000
June 24, 2020(4)	$1.25	50,000
June 22, 2020(4)	$1.25	40,000
June 19, 2020(4)	$1.25	250,000
June 18, 2020(4)	$1.25	35,000
June 18, 2020(4)	$0.70	30,000
June 17, 2020(3)	$1.01	5,000
June 17, 2020(4)	$1.00	12,500
June 17, 2020(3)	$0.30	5,000
June 16, 2020(4)	$1.25	30,000
June 16, 2020(4)	$1.00	145,500
June 16, 2020(4)	$0.70	39,500
June 16, 2020(3)	$0.30	15,000
June 15, 2020(4)	$1.00	12,500
June 15, 2020(4)	$0.70	10,000
June 12, 2020(4)	$1.25	120,000
June 11, 2020(4)	$1.25	30,000
June 11, 2020(4)	$1.00	63,750
June 10, 2020(4)	$1.00	27,000
June 10, 2020(4)	$0.70	67,000
June 9, 2020(4)	$1.25	340,000
June 9, 2020(4)	$1.00	23,750
June 9, 2020(4)	$0.70	75,000
June 8, 2020(4)	$1.25	22,500
June 8, 2020(4)	$1.00	31,250
June 5, 2020(3)	$0.30	5,000
June 4, 2020(4)	$1.25	192,500
June 4, 2020(4)	$1.00	70,250
June 1, 2020(3)	$1.01	52,5000
June 1, 2020(4)	$1.00	20,000
June 1, 2020(3)	$0.30	15,000
May 29, 2020(4)	$1.00	23,500
May 28, 2020(4)	$1.25	50,000
May 28, 2020(4)	$1.00	25,000

Date of Sale or Grant	Issue or Exercise Price	Number of Common Shares(1)
May 27, 2020(4)	$1.00	100,000
May 26, 2020(4)	$1.00	25,000
May 22, 2020(4)	$0.70	275,000
May 8, 2020(4)	$0.70	100,000
May 1, 2020(5)	$0.77	664,163
April 16, 2020(4)	$0.70	5,971
April 15, 2020(4)	$0.70	300,000
April 14, 2020(4)	$0.70	375,000
March 26, 2020(2)	$0.60	1,244,792

Notes

(1)

On November 23, 2020 the Company effected the Consolidation (as defined below). All issuances of Common Shares listed in the table above dated prior to November 23, 2020 are disclosed on a pre-Consolidation basis. See “Description of Common Shares – Consolidation”.

(2)	Common Shares issued upon conversion of debentures.
(3)	Common Shares issued upon exercise of options.
(4)	Common Shares issued upon exercise of warrants.
(5)	Common Shares issued in connection with deferred payment obligation. See “Description of Common Shares – Deferred Share Issuances”.

On September 1, 2020, the Company announced that, pursuant to the Company’s stock option plan, the Board had approved the granting of an aggregate of 1,350,000 stock options each exercisable for one pre-Consolidation Common Share at an exercise price of $1.70 per Common Share, with such stock options having a term of five years and being subject to certain vesting requirements. After giving effect to the Consolidation, such options are exercisable for an aggregate of 270,000 post-Consolidation Common Shares. See also “Description of Common Shares – Consolidation”.

Debt Securities

On May 15, 2020, the Company completed an offering of an aggregate principal amount of $2,592,000 of 10% Debentures which are due and payable on May 15, 2022. On May 22, 2020 the Company completed an offering of an additional aggregate principal amount of $35,000 of 10% Debentures which are due and payable on May 22, 2022. The principal amount of the 10% Debentures may be converted at the option of the holders thereof into Common Shares at a price of $0.85 per Common Share. The Company may force convert the principal amount of the 10% Debentures into Common Shares at a price of $0.85 per Common Share if the average closing price of the Common Shares on the TSXV is equal to or greater than $1.50 for 20 trading days.

TRADING PRICE AND VOLUME

The Company’s Common Shares are listed and posted for trading on the TSXV under the symbol “IPA” and the OTC Markets Platform under the symbol “IPAT”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSXV during the 12 months preceding the date of this Prospectus:

	Price Range
	High	Low	Volume
2020
December 1-10	$10.52	$9.13	381,800
November 23-30 (1)	$11.60	$8.71	318,829
November 1-20	$2.26	$1.51	6,604,205
October	$2.92	$2.12	6,991,605
September	$3.14	$1.55	11,699,880
August	$1.83	$1.32	4,522,290
July	$1.73	$1.10	7,185,754
June	$2.06	$1.37	11,176,932
May	$1.50	$0.77	6,810,034
April	$0.90	$0.70	4,075,807
March	$0.80	$0.62	4,307,828
February	$0.78	$0.55	1,745,656
January	$0.67	$0.51	1,096,141

2019
December	$0.65	$0.50	1,028,900

Notes

(1)

The Company effected the Consolidation on November 23, 2020 and the Common Shares commenced trading on the TSXV on a post-Consolidation basis effective at the opening of trading on that day. See “Description of Common Shares – Consolidation”.

EARNINGS COVERAGE RATIOS

If the Company offers Debt Securities having a term to maturity in excess of one year or Preferred Shares under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF COMMON SHARES

Each Common Share entitles the holder thereof to one vote at any meeting of shareholders. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board. The holders of Common Shares have the right to receive the Company’s remaining property and assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Consolidation

On November 4, 2020, in connection with its proposed listing on Nasdaq, the Company announced that the Board had approved the consolidation of its Common Shares on the basis of one (1) post-Consolidation Common Share for every five (5) issued and outstanding Common Shares (the “Consolidation”). The Consolidation was effected on November 23, 2020 and the post-Consolidation Common Shares began trading on the TSXV that day. The ISIN and CUSIP numbers for the post-Consolidation Common Shares are CA45257F2008 and 45257F200, respectively.

All references to our Common Shares and securities issuable into Common Shares such as options and warrants in documents dated prior to November 23, 2020 that are incorporated by reference in this Prospectus, reflect pre-Consolidation amounts.

As of the date of this Prospectus, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value. As of the date of this Prospectus, after giving effect to the Consolidation, 16,761,779 Common Shares are issued and outstanding.

Deferred Share Issuances

In accordance with the terms of a share purchase agreement dated March 15, 2018, pursuant to which the Company acquired IPA Europe (then Modiquest Research B.V.) from Immusys B.V., as consideration for the transactions contemplated therein, on or before December 31, 2020, the Company is required to pay Immusys B.V. (i) €333,556 in cash, and (ii) the equivalent of €333,556 in Common Shares, based on a price per Common Share of the greater of (A) $0.57, and (B) the closing price of the Common Shares on May 1, 2021, converted into Euros using the Bank of Canada’s 10-day average exchange rate as of the day prior to the date such Common Shares are issued. For reference, in the event the Company were to issue such Common Shares as of the date of this Prospectus, 55,042 Common Shares would be issuable to Immusys B.V, based on a closing price of $9.41 for the Common Shares on the TSXV on December 10, 2020 and the Bank of Canada’s 10-day average exchange rate as of December 10, 2020 of $1.00 = €0.6435.

In accordance with the terms of a share exchange agreement dated August 10, 2017, pursuant to which the Company acquired UPE from certain former shareholders of UPE, as consideration for the transactions contemplated therein, on December 31, 2020, the Company is required to pay the former shareholders of UPE, at such shareholders’ election, either an aggregate of €682,544 in cash or an aggregate of approximately 202,033 Common Shares. Such amount of Common Shares was determined in accordance with the terms of the share exchange agreement and by converting the amount of cash owed to each applicable shareholder into Common Shares at a per Common Share price of $1.00 as converted into Euros using the bank of Canada exchange rate on August 16, 2017, the day that the transactions contemplated by the share exchange agreement were completed, and after giving effect to the Consolidation. See also “Description of Common Shares – Consolidation”.

Shareholder Rights Plan

The Company adopted a shareholder rights plan on October 17, 2019 which was ratified by the shareholders on November 22, 2019 (the “Rights Plan”). Under the Rights Plan, the Company issued one right (a “Right”) in respect of each Common Share or other security which entitles the holder to vote generally in the election of directors (“Voting Share”) outstanding on October 17, 2019, and will issue one Right for each additional Voting Share issued after October 17, 2019 but prior to the separation time or the expiry of the Rights. The Rights Plan has an indefinite term but must be reconfirmed by the shareholders every three years to remain in effect. The Rights will separate from the Voting Shares and will generally only be exercisable ten trading days after a person has acquired, or commences to acquire, 20% or more of the Voting Shares, other than by acquisition pursuant to: a voting share reduction (generally, a repurchase or redemption of shares by the Company which has the effect of increasing the person’s or company’s percentage ownership of the Company); a takeover bid permitted by the Rights Plan (a “Permitted Bid” or a “Competing Permitted Bid”); an exempt acquisition (an acquisition in respect of which the Board has waived the application of the Rights Plan or an acquisition made pursuant to a shareholder-approved transaction such as an amalgamation or arrangement or an acquisition made as an intermediate step in a larger transaction where the acquiring party has then distributed the shares out to its security holders); and a pro rata acquisition (generally, the acquisition of shares pursuant to a rights offering, public offering or private placement to the extent necessary to prevent dilution of the person’s or company’s shareholding). The acquisition by any person (an “Acquiring Person”) of more than 20% of the Voting Shares, other than by way of a voting share reduction, a Permitted Bid, a Competing Permitted Bid, an exempt acquisition, and a pro rata acquisition is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of shares at a 50% discount in accordance with the terms of the Rights Plan.

DESCRIPTION OF PREFERRED SHARES

The Company is not currently authorized to issue Preferred Shares. Subject to obtaining all necessary corporate and regulatory approvals and amending the Notice of Articles of the Company to authorize the creation and issuance of Preferred Shares, in one or more classes or series, in accordance with the provisions of the BCBCA, the Board may fix from time to time before each issuance of a class or series of Preferred Shares, the number of Preferred Shares comprising each class or series and the designation, rights, privileges, restrictions and conditions attaching to each class or series of Preferred Shares including, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions. Unless otherwise indicated in the applicable Prospectus Supplement, all Preferred Shares to be issued from time to time under this Prospectus will be fully paid and non-assessable.

The particular terms and provisions of the Preferred Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Preferred Shares, and the extent to which the general terms and provisions described below may apply to such Preferred Shares will be described in the applicable Prospectus Supplement. Preferred Shares may be offered separately or together with other Securities, as the case may be.

The Preferred Shares of each class or series will be entitled, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, or any other return of capital or distribution, to a preference over the Common Shares and over any other shares of the Company ranking by their terms junior to the Preferred Shares of that class or series. The Prospectus Supplement relating to the Preferred Shares offered will contain a description of the specific terms of that class or series of Preferred Shares as fixed by the Board, including, as applicable:

•	the number of Preferred Shares offered and the offering price of the Preferred Shares;

•	the designation and any stated value of the Preferred Shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the Preferred Shares;

•	the date from which dividends on the Preferred Shares will accumulate, if applicable;

•	the liquidation rights of the Preferred Shares;

•	the procedures for auction and remarketing, if any, of the Preferred Shares;

•	the sinking fund provisions, if applicable, for the Preferred Shares;

•	the redemption provisions, if applicable, for the Preferred Shares;

•

whether the Preferred Shares will be convertible into or exchangeable for other securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

•	whether the Preferred Shares will have voting rights and the terms of any voting rights;

•	whether the Preferred Shares will be listed on any securities or stock exchange or on any automated dealer quotation system;

•	whether the Preferred Shares will be issued with any other securities and, if so, the amount and terms of these securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the Preferred Shares.

The applicable Prospectus Supplement will also contain a discussion of any material Canadian income tax considerations relevant to the purchase and ownership of the Preferred Shares offered by the Prospectus Supplement.

DESCRIPTON OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

Debt Securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedar.com.

General

The applicable Trust Indenture will not limit the aggregate principal amount of Debt Securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including, but not limited to, the following:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	the percentage of principal amount at which the Debt Securities will be issued;

•	whether payment on the Debt Securities will be senior or subordinated to other liabilities or obligations of the Company;

•	whether the payment of the Debt Securities will be guaranteed by any other person;

•	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the Debt Securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

•

whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer or exchange;

•

whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

•

whether the Company will be obligated to redeem or repurchase the Debt Securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

•	whether the Company may redeem the Debt Securities at its option and the terms and conditions of any such redemption;

•	the denominations in which the Company will issue any registered and unregistered Debt Securities;

•

the currency or currency units for which Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the Debt Securities will be made by delivery of Common Shares or other property;

•	whether payments on the Debt Securities will be payable with reference to any index or formula;

•

if applicable, the ability of the Company to satisfy all or a portion of any redemption of the Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•	whether the Debt Securities will be issued as “Global Securities” (as defined below) and, if so, the identity of the depositary for the Global Securities;

•	whether the Debt Securities will be issued as unregistered securities (with or without coupons), registered securities or both;

•

the periods within which and the terms and conditions, if any, upon which the Company may redeem the Debt Securities prior to maturity and the price or prices of which, and the currency or currency units in which, the Debt Securities are payable;

•	any events of default or covenants applicable to the Debt Securities;

•	any terms under which Debt Securities may be decreased, whether at or prior to maturity;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities;

•	the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued;

•	whether the Company will undertake to list the Debt Securities of the series on any securities exchange or automated interdealer quotation system; and

•

any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

The Company reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

Unless otherwise indicated in the applicable Prospectus Supplement, the Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be direct unsecured obligations of the Company. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable Prospectus Supplement, Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the Debt Securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the Debt Securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants. Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Debt Securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Debt Securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as depositary and the Company is unable to locate a qualified successor;

(ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the Debt Securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary Participants.

Unless otherwise stated in the applicable Prospectus Supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

In the event that the Debt Securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (“Equity Warrants”) or for the purchase of Debt Securities (“Debt Warrants”).

Warrants may be issued independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by the Company and with one or more financial institutions or trust companies acting as warrant agent. The applicable Prospectus Supplement relating to any Warrants that the Company offers will describe the particular terms of those Warrants and include specific terms relating to the offering.

The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. Prospective investors should refer to the warrant indenture or warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or Warrants will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedar.com.

Original purchasers of Warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) (the “BC Securities Act”), and is in addition to any other right or remedy available to original purchasers under section 131 of the BC Securities Act or otherwise at law.

In an offering of Warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Equity Warrants;

•	the price at which the Equity Warrants will be offered;

•	the currency or currencies in which the Equity Warrants will be offered;

•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•

the number of Equity Securities that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Equity Securities may be purchased upon exercise of each Equity Warrant;

•

the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of Equity Securities that may be purchased, (ii) the exercise price per Common Share or (iii) the expiry of the Equity Warrants;

•	whether the Company will issue fractional shares;

•	whether the Company has applied to list the Equity Warrants or the underlying shares on a securities exchange or automated interdealer quotation system;

•	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

•	whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material Canadian federal income tax consequences of owning the Equity Warrants; and

•	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Debt Warrants;

•	the price at which the Debt Warrants will be offered;

•	the currency or currencies in which the Debt Warrants will be offered;

•	the designation and terms of any securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

•

the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

•	material Canadian federal income tax consequences of owning the Debt Warrants; and

•

any other material terms or conditions of the Debt Warrants. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants.

DESCRIPTION OF UNITS

The Company may issue Units, separately or together, with other Securities. The applicable Prospectus Supplement will include details of the Units being offered thereunder.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Company pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Units offered under any Prospectus Supplement, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set out in the applicable Prospectus Supplement. This description will include, where applicable: (i) the number of Units offered; (ii) the price or prices, if any, at which the Units will be offered; (iii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iv) the currency in which the Units will be offered; (v) the Securities comprising the Units; (vi) whether the Units will be issued with any other securities and, if so, the amount and terms of such securities; (vii) any minimum or maximum subscription amount; (viii) whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent Global Securities and the basis of exchange, transfer and ownership thereof; (ix) whether the Company will apply to list the Units on a securities exchange or automated interdealer quotation system; (x) any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and (xi) any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue Subscription Receipts separately or in combination with one or more other Securities. The Subscription Receipts will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Equity Securities, Debt Securities, Warrants, Units or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. The Company will file a copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and such Subscription Receipt Agreement will be available electronically at www.sedar.com.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts that the Company may offer will describe the specific terms of the Subscription Receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of Subscription Receipts being offered;

•	the price at which the Subscription Receipts will be offered;

•

the designation, number and terms of the Equity Securities, Debt Securities, Warrants, Unites or any combination thereof to be received by the holders of Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•

the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive, for no additional consideration, the Equity Securities, Debt Securities, Warrants, Unites or any combination thereof;

•

the procedures for the issuance and delivery of the Equity Securities, Debt Securities, Warrants, Unites or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•

whether any payments will be made to holders of Subscription Receipts upon delivery of the Equity Securities, Debt Securities, Warrants, Unites or any combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Equity Securities, Debt Securities, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the Subscription Receipts as Global Securities and, if so, the identity of the depository for the Global Securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, as registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Equity Securities, Debt Securities, Warrants or other the Company securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company will apply to list the Subscription Receipts on a securities exchange or automated interdealer quotation system;

•	material Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts.

Original purchasers of Subscription Receipts will have a contractual right of rescission against the Company in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the BC Securities Act, and is in addition to any other right or remedy available to original purchasers under section 131 of the BC Securities Act or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Equity Securities, Debt Securities, Warrants, Units or any combination thereof on exchange of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the applicable Trust Indenture, as supplemented by a supplemental indenture). Other than in the case of book-entry only securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the Person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at the market distributions”, as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, except in connection with an “at the market distribution” (as defined in NI 44-102) or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at the market” distribution under this Prospectus, no affiliate of such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on the Company’s behalf by Norton Rose Fulbright Canada LLP, with respect to matters of Canadian law. The partners and associates of Norton Rose Fulbright Canada LLP beneficially own, directly or indirectly, collectively, less than 1% of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are Crowe Mackay LLP, Chartered Professional Accountants, at its offices located at 1100 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 4T5. Crowe MacKay LLP is independent from the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia.

WHERE MORE INFORMATION CAN BE FOUND

The Company is required to file with the securities commission or regulatory authority in each jurisdiction of Canada in which it is a reporting issuer, annual and quarterly reports, material change reports and other information. Prospective investors may access any document that the Company files with or furnishes to such securities commissions and regulatory authorities through SEDAR at www.sedar.com.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

In an offering of Securities which are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable securities is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

Original purchasers of Securities which are convertible, exchangeable or exercisable securities will have a contractual right of rescission against the Company following the conversion of such convertible or exchangeable such Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrants, Units, or Subscription Receipts, as the case may be, the amount paid, if any, upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the applicable Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the BC Securities Act, and is in addition to any other right or remedy available to original purchasers under section 131 of the BC Securities Act or otherwise at law.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents referred to under “Documents Incorporated by Reference” in this Prospectus; (ii) the consent of the Company’s auditors Crowe Mackay LLP; (iii) the consent of the Company’s Canadian counsel Norton Rose Fulbright Canada LLP; (iv) powers of attorney from directors and officers of the Company; and (iv) a form of indenture relating to the Debt Securities.